
11007804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Macon Financial Corp.
Exact name of registrant as specified in charter

1522327
Registrant CIK Number

Form S-1
Electronic report, schedule or registration statement of which the documents are a part

333-174826
SEC filer number, if available

S-____________________________
(Series identifiers(s) and name(s), if applicable; add more lines as needed)

C-____________________________
(Class (contract) identifier(s) and name(s); if applicable; add more lines as needed)

____
Report period (if applicable)

____
Name of person filing this exhibit (if other than registrant)

Identify the provision of Regulation S-T (§ 232 of this chapter) under which this exhibit is being filed in paper (check *only* one):

______ Rule 201 (Temporary Hardship Exemption)

__X__ Rule 202 (Continuing Hardship Exemption)

______ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Franklin, State of North Carolina, on June 10, 2011.

Macon Financial Corp.
(Registrant)

By: /s/ Ryan M. Scaggs
(Name)

Chief Financial Officer
(Title)

Filings Made by Person Other than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20___, that the information set forth in this statement is true and complete.

By:____________________________
(Name)

____
(Title)

Macon Financial Corp.

Exhibits and Financial Statement Schedules:

1.1	Engagement Letter between Macon Bancorp, Macon Financial Corp., Macon Bank, Inc. and Raymond James & Associates, Inc.
1.2	Form of Agency Agreement between Macon Bancorp, Macon Financial Corp., Macon Bank, Inc. and Raymond James & Associates, Inc.*
2	Plan of Conversion
3.1	Articles of Incorporation of Macon Financial Corp.
3.2	Bylaws of Macon Financial Corp.
4	Form of Common Stock Certificate of Macon Financial Corp.
5	Form of Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. regarding legality of securities being registered
8	Form of Tax Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
10.1	Form of Employment and Change of Control Agreement among Roger D. Plemens, Macon Bancorp and Macon Bank, Inc.
10.2	Form of Employment and Change of Control Agreement among W. David Sweatt, Macon Bancorp and Macon Bank, Inc.
10.3	Form of Employment and Change of Control Agreement among Gary L. Brown, Macon Bancorp and Macon Bank, Inc.
10.4	Form of Macon Bank, Inc. Severance and Non-Competition Agreement
10.5	Form of Agreement of Merger between Macon Bancorp and Macon Financial Corp.
21	Subsidiaries of Registrant
23.1	Consent of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. (contained in Opinions included as Exhibits 5 and 8)
23.2	Consent of Dixon Hughes Goodman LLP
23.3	Consent of RP Financial, LC.
24	Power of Attorney (set forth on signature page)
99.1	Appraisal Agreement between Macon Bancorp, Macon Bank, Inc. and RP Financial, LC.
99.2	Letter of RP Financial, LC. with respect to Subscription Rights
99.3	Appraisal Report of RP Financial, LC. **
99.4	Marketing Materials*
99.5	Stock Order and Certification Form*
99.6	Business Plan Agreement with Monroe Securities, Inc.
99.7	Conversion Agent Proposal by Ellen Philip Associates, Inc.
99.8	Letter of RP Financial, LC. with respect to Liquidation Account

* To be filed supplementally

** Supporting financial schedules filed in paper format only pursuant to Rule 202 of Regulation S-T. Available for inspection during business hours at the principal offices of the SEC in Washington, D.C.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE SUPPORTING FINANCIAL SCHEDULES TO THE APPRAISAL REPORT OF RP FINANCIAL, LC ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.


SEC MAIL PROCESSING
RECEIVED
JUN 13 2011
WASH, D.C.
211
SECTION

PRO FORMA VALUATION REPORT

MACON FINANCIAL CORP.
Franklin, North Carolina

PROPOSED HOLDING COMPANY FOR:
MACON BANK
Franklin, North Carolina

Dated As Of:
May 13, 2011

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Macon Financial Corp.
Map of Office Locations

Exhibit I-1
Macon Financial Corp.
Map of Office Locations

Corporate Office
Branches

EXHIBIT I-2

Macon Financial Corp.
Summary of MOUs
[Incorporated by Reference]

Exhibit I-2
Macon Financial Corp.
Summary of MOUs

In September 2009, during a regularly scheduled, periodic examination of the Bank, the FDIC and the Commissioner identified certain items of concern. In April 2010, the Bank entered into a memorandum of understanding, or MOU, with the FDIC and the Commissioner. The Bank MOU generally requires that the Bank:

- establish specific procedures designed to fully inform the Bank's Board of Directors regarding the management, operation, and financial condition of the Bank at regular intervals and in a consistent format;
- develop specific plans and proposals for the reduction and improvement of lines of credit which are subject to adverse classification;
- correct identified violations of laws, rules and regulations, and adopt appropriate procedures to ensure the Bank's future compliance with all applicable laws, rules and regulations;
- prepare and submit to the Bank Supervisory Authorities comprehensive annual budget and earnings forecasts;
- review its overall liquidity objectives and develop plans and procedures aimed at reducing reliance on volatile liabilities to fund longer term assets;
- maintain a Tier I Leverage Capital ratio of not less than 8.0% and a Total Risk-Based Capital ratio of not less than 12.0%. In the event that the Tier I Leverage Capital ratio falls below 8.0% or the Total Risk-Based Capital ratio falls below 12.0%, the Bank must notify the Bank Supervisory Authorities and increase the Bank's capital in an amount sufficient to meet the ratios required by the Bank Supervisory Authorities;
- enhance its loan loss reserve policy to incorporate recommendations of the Bank Supervisory Authorities;
- establish and continue to maintain an adequate reserve for loan losses;
- not pay any cash dividends without the prior written consent of the Bank Supervisory Authorities;
- annually review, formulate and submit to the Bank Supervisory Authorities, the Bank's objectives relative to asset growth, which objectives shall include consideration of the Bank's credit concentrations, capital levels, and liquidity positions;
- not extend any additional credit to borrowers who have loans that have been charged off by the Bank or classified as Loss or Doubtful, so long as such loans remain uncollected, except with the prior approval of the Bank Supervisory Authorities;
- make no additional advances to any borrower whose loan or line of credit has been adversely classified Substandard, without the prior approval of a majority of the Board;
- revise the loan review policy to incorporate recommendations of the Bank Supervisory Authorities;
- correct the Bank's internal audit program; and
- amend policies for interest rate risk management to incorporate earnings parameters as recommended by the Bank Supervisory Authorities.

In addition, in June 2010, Bancorp entered into an MOU with the Reserve Bank. The Bancorp MOU generally requires that Bancorp:

- not declare or pay any dividends, including payments for trust preferred securities, without the prior written approval of the Reserve Bank;
- not directly or indirectly take dividends or any other form of payment representing a reduction in capital from the Bank without the prior written approval of the Reserve Bank;
- not, directly or indirectly, incur, increase, or guarantee any debt without the prior written approval of the Reserve Bank;
- preserve its cash assets and not dissipate those assets except for the benefit of the Bank; and
- take appropriate steps to ensure that the Bank complies with any order, or other supervisory action entered into with the Bank Supervisory Authorities.

EXHIBIT I-3

Macon Financial Corp.
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-4

Macon Financial Corp.
Key Operating Ratios

Exhibit I-4
Macon Financial Corp.
Key Operating Ratios

	At or for the three months ended March 31,		At or for the years ended December 31,				
	2011	2010	2010	2009	2008	2007	2006
Selected Financial Ratios and Other Data (1):							
Performance Ratios:							
Return on average assets (ratio of net income to average total assets)	(3.49) %	(0.09) %	(1.32) %	(0.70) %	0.60 %	1.05 %	1.10 %
Return on average equity (ratio of net income to average equity)	(56.94)	(1.16)	(17.98)	(8.82)	7.68	14.17	16.51
Tax equivalent net interest rate spread	2.58	2.75	2.61	2.70	2.76	2.95	3.30
Tax equivalent net interest margin	2.71	2.93	2.77	2.95	3.13	3.43	3.65
Efficiency ratio (2)	90.08	65.08	75.05	79.13	58.68	54.66	52.12
Core efficiency ratio (3)	67.72	54.67	57.19	54.44	55.84	54.34	51.78
Noninterest expense to average total assets	3.10	2.17	2.33	2.71	2.05	2.11	2.11
Average interest-earning assets to average interest-bearing liabilities	107.07	107.95	108.17	109.88	111.55	112.26	109.58
Equity to assets	6.04	7.54	6.46	7.57	7.96	7.74	7.06
Tangible equity to tangible assets (4)	5.80	7.29	6.22	7.31	7.71	7.42	6.76
Average equity to average assets	6.14	7.54	7.34	7.91	7.76	7.38	6.66
Asset Quality Ratios:							
Non-performing loans to total loans (5)	10.59 %	6.34 %	10.53 %	5.64 %	5.31 %	0.69 %	0.54 %
Non-performing assets to total assets (5)	10.36	6.71	9.50	6.17	4.40	0.76	0.60
Allowance for loan losses to non-performing loans	28.52	20.11	22.75	40.67	30.27	165.11	188.23
Allowance for loan losses to total loans	3.03	2.42	2.40	2.30	1.61	1.15	1.02
Net charge-offs to average loans	3.48	1.76	2.61	2.17	0.31	0.07	0.02
Loan loss provision/ net charge-offs	160.19	114.42	97.04	126.70	242.29	1,042.04	1,086.54
Capital Ratios (Bank level only):							
Total capital (to risk-weighted assets)	11.55 %	13.46 %	12.18 %	13.36 %	13.86 %	12.94 %	12.10 %
Tier I capital (to risk-weighted assets)	10.28	12.20	10.91	12.10	12.60	11.75	11.03
Tier I capital (to average assets)	7.07	8.78	7.63	8.55	9.25	9.18	8.44
Capital Ratios (Company):							
Total capital (to risk-weighted assets)	11.54 %	13.48 %	12.18 %	13.38 %	13.88 %	12.96 %	12.12 %
Tier I capital (to risk-weighted assets)	10.27	12.22	10.92	12.12	12.63	11.78	11.06
Tier I capital (to average assets)	7.06	8.79	7.64	8.57	9.30	9.20	8.46
Other Data:							
Number of offices	11	11	11	11	11	11	10
Full time equivalent employees	175	178	175	179	188	196	192

(1) Financial ratios for the quarters ended March 31, 2011 and 2010 are annualized.
(2) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(3) The core efficiency ratio represents noninterest expense excluding loss on real estate owned, real estate owned expense, and, in the March 31, 2011 quarter, gain on sale of investments and FHLB advance prepayment fee expense, divided by the sum of net interest income and noninterest income. Quarter ended March 31, 2011 securities gains and FHLB advance prepayment expense resulted from a one-time portfolio restructuring. See "Comparison of Operating results for the Three Months Ended March 31, 2011 and 2010" on page_____.

(4) Tangible equity and tangible assets are net of mortgage servicing rights, which are the only intangible asset.
(5) Non-performing loans include non-accruing loans, loans delinquent 90 days or greater and still accruing interest, and troubled debt restructurings still accruing interest.

Source: Macon Financial's prospectus.

EXHIBIT I-5

Macon Financial Corp.
Investment Portfolio Composition

Exhibit I-5
Macon Financial Corp.
Investment Portfolio Composition

	At March 31, 2011		At December 31, 2010	
	Amortized Cost	Fair value	Amortized Cost	Fair value
	(Dollars in thousands)			
Investment securities available-for-sale:				
U.S. Government and agency securities:				
U.S. Government and agency obligations	$ 14,507	$ 14,520	$ 32,213	$ 32,290
U.S. Government structured agency obligations	11,996	11,987	21,150	21,118
Municipal obligations	36,581	35,243	36,874	34,616
Corporate bonds	1,023	1,023	1,024	1,023
Mortgage-backed securities:				
U.S. Government agency sponsored mortgage-backed securities	80,186	81,069	108,480	111,451
SBA securities	3,392	3,582	3,533	3,751
Collateralized mortgage obligations	6,871	6,849	12,056	12,021
CRA investment fund	530	530	526	527
Total securities available-for-sale	$ 155,086	$ 154,803	$ 215,856	$ 216,797

	At December 31,					
	2010		2009		2008	
	Amortized Cost	Fair value	Amortized Cost	Fair value	Amortized Cost	Fair value
	(Dollars in thousands)					
Investment securities available-for-sale:						
U.S. Government and agency securities:						
U.S. Government and agency obligations	$ 32,213	$ 32,290	$ 2,497	$ 2,485	$ 23,786	$ 24,742
U.S. Government structured agency obligations	21,150	21,118	7,497	7,434	-	-
Municipal obligations	36,874	34,616	39,844	39,146	35,227	34,463
Corporate bonds	1,024	1,023	1,028	973	1,032	838
Mortgage-backed securities:						
U.S. Government agency sponsored mortgage-backed securities	108,480	111,451	132,724	136,539	140,183	142,236
SBA securities	3,533	3,751	4,016	4,238	4,547	4,547
Collateralized mortgage obligations	12,056	12,021	2,295	2,258	1,654	1,658
CRA investment fund	526	527	508	504	-	-
Total securities available-for-sale	$ 215,856	$ 216,797	$ 190,409	$ 193,577	$ 206,429	$ 208,484

	At December 31,			
	2007		2006	
	Amortized Cost	Fair value	Amortized Cost	Fair value
	(Dollars in Thousands)			
Investment securities available-for-sale:				
U.S. Government and agency securities:				
U.S. Government and Agency obligations	$ 55,267	$ 56,408	$ 49,727	$ 49,927
U.S. Government structured Agency obligations	-	-	-	-
Municipal obligations	28,852	28,472	16,346	16,407
Corporate bonds	1,035	1,045	-	-
Mortgage-backed securities:				
U.S. Government agency sponsored mortgage-backed securities	47,895	47,649	61,852	61,242
Small Business Administration securities	3,099	3,043	3,977	3,945
Collateralized mortgage obligations	3,446	3,167	4,376	4,000
CRA investment fund	-	-	-	-
Total securities available-for-sale	$ 139,594	$ 139,784	$ 136,278	$ 135,521

Source: Macon Financial's prospectus.

EXHIBIT I-6

Macon Financial Corp.
Yields and Costs

Exhibit I-6
Macon Financial Corp.
Yields and Costs

	For the three months ended March 31,					
	2011			2010		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans, including loans held for sale	$ 700,070	$ 8,890	5.15 %	$ 762,686	$ 10,618	5.65 %
Investment and mortgage-backed securities - taxable	164,552	1,012	2.49	156,906	1,491	3.85
Investment securities - tax exempt (1)	36,728	580	6.41	38,233	603	6.40
FHLB stock, at cost	10,979	22	0.81	12,288	8	0.26
Interest-earning deposits	26,210	7	0.11	28,403	6	0.09
Total interest-earning assets	938,539	10,511	4.54	998,516	12,726	5.17
Noninterest-earning assets	79,970			83,306		
Total assets	$ 1,018,509			$ 1,081,822		
Interest-bearing liabilities:						
Savings accounts	$ 19,693	$ 15	0.31 %	$ 18,105	$ 15	0.34 %
Certificates of deposit	473,537	2,420	2.07	524,008	3,052	2.36
Money market accounts	190,310	547	1.17	138,889	627	1.83
Interest-bearing transaction accounts	62,322	36	0.23	60,117	28	0.19
Total interest bearing deposits	745,862	3,018	1.64	741,119	3,722	2.04
FHLB advances	116,300	1,110	3.87	169,400	1,678	4.02
Short term borrowings	-	-	-	-	-	-
Junior subordinated debentures	14,433	115	3.23	14,433	108	3.03
Total interest-bearing liabilities	876,595	4,243	1.96	924,952	5,508	2.42
Noninterest-bearing deposits	51,228			51,127		
Other non interest-bearing liabilities	28,181			24,162		
Total liabilities	956,004			1,000,241		
Net worth	62,505			81,581		
Total liabilities and net worth	$ 1,018,509			$ 1,081,822		
Tax equivalent net interest income		$ 6,268			$ 7,218	
Tax equivalent net interest rate spread [2]			2.58 %			2.75 %
Tax equivalent net interest-earning assets [3]						
Tax equivalent net interest margin [4]			2.71 %			2.93 %
Average interest-earning assets to interest-bearing liabilities	1.07			1.08		

(1) Municipal securities are calculated giving a 34% federal tax equivalent rate.
(2) Tax equivalent net interest rate spread represents the difference between the tax equivalent yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(4) Tax equivalent net interest margin represents tax equivalent net interest income divided by average total interest-earning assets.

Exhibit I-6 (continued)
Macon Financial Corp.
Yields and Costs

For the twelve months ended December 31,
(Dollars in thousands)

	2010			2009			2008		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
Interest-earning assets:									
Loans, including loans held for sale	$ 747,332	$ 40,653	5.44 %	$ 794,338	$ 46,744	5.88 %	$ 815,158	$ 55,110	6.76 %
Investment and mortgage-backed securities - taxable	175,679	5,046	2.87	169,818	7,570	4.46	130,616	6,866	5.26
Investment Securities - tax exempt (1)	37,213	2,352	6.32	39,222	2,479	6.32	33,597	2,138	6.36
FHLB stock, at cost (2)	11,865	41	0.35	12,312	37	0.30	13,654	516	3.78
Interest earning deposits	25,412	34	0.13	28,689	48	0.17	32,842	807	2.46
Total interest-earning assets	997,501	48,126	4.82	1,044,379	56,878	5.45	1,025,867	65,437	6.38
Noninterest-earning assets	82,117								
Total assets	$ 1,079,618								
Interest-bearing liabilities:									
Savings accounts	$ 19,134	$ 64	0.33 %	$ 18,062	$ 63	0.35 %	$ 18,418	$ 95	0.52 %
Certificates of deposit	510,726	11,282	2.21	523,174	14,591	2.79	492,692	19,771	4.01
Money market accounts	162,642	2,367	1.46	103,708	1,926	1.86	67,611	1,748	2.59
Interest bearing transaction accounts	63,958	152	0.24	58,383	104	0.18	56,982	187	0.33
Total interest bearing deposits	756,460	13,865	1.83	703,327	16,684	2.37	635,703	21,801	3.43
FHLB advances	151,251	6,130	4.05	219,976	8,837	4.02	261,915	10,483	4.00
Short term borrowings	12	-	-	12,713	64	0.50	7,576	106	1.40
Junior subordinated debentures	14,433	456	3.16	14,433	530	3.67	14,433	906	6.28
Total interest-bearing liabilities	922,156	20,451	2.22	950,449	26,115	2.75	919,627	33,296	3.62
Noninterest-bearing deposits	53,435			52,646			56,602		
Other non interest bearing liabilities	24,736			25,433			24,445		
Total liabilities	1,000,327			1,028,528			1,000,674		
Net worth	79,291			88,304			84,145		
Total liabilities and net worth	$ 1,079,618			$ 1,116,832			$ 1,084,819		
Tax equivalent net interest income		$ 27,675			$ 30,763			$ 32,141	
Tax equivalent net interest rate spread (3)			2.61 %			2.70 %			2.76 %
Net interest-earning assets (4)	$ 75,345			$ 93,930			$ 106,240		
Tax equivalent net interest margin (5)			2.77 %			2.95 %			3.13 %
Average interest-earning assets to interest-bearing liabilities	1.08			1.10			1.12		

(1) Municipal securities are calculated using a 34% federal tax rate.
(2) FHLB stock dividends have been increased by $15 thousand in 2009 and decreased by $15 thousand in 2008 to give effect for a 2008 over-accrual of dividends which was adjusted in 2009.
(3) Tax equivalent net interest rate spread represents the difference between the tax equivalent yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(5) Tax equivalent net interest margin represents tax equivalent net interest income divided by average total interest-earning assets.

EXHIBIT I-7

Macon Financial Corp.
Loan Loss Allowance Activity

Exhibit I-7
Macon Financial Corp.
Loan Loss Allowance Activity

	At or for the three months ended March 31,	
	2011	2010
	(Dollars in thousands)	
Balance at beginning of period	$ 17,195	$ 17,772
Charge-offs:		
One- to four-family residential construction	75	76
Other construction and land	3,188	894
Home equity loans and lines of credit	518	1,377
One- to four-family residential	2,548	1,324
Commercial real estate	145	156
Commercial business	11	58
Consumer	379	33
Total charge-offs	6,864	3,918
Recoveries:		
One- to four-family residential construction	2	-
Other construction and land	365	346
Home equity loans and lines of credit	205	177
One- to four-family residential	75	18
Commercial real estate	50	-
Commercial business	52	1
Consumer	19	12
Total recoveries	768	554
Net charge-offs	6,096	3,364
Provision for loan losses	9,765	3,849
Balance at end of period	$ 20,864	$ 18,257
Ratios:		
Net charge-offs to average loans outstanding (annualized)	3.48 %	1.76 %
Allowance for loan losses to non-performing loans at end of period	28.52	42.52
Allowance for loan losses to total loans at end of period	3.03	2.40

Exhibit I-7 (continued)
Macon Financial Corp.
Loan Loss Allowance Activity

	At or for the years ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Balance at beginning of period	$ 17,772	$ 13,167	$ 9,520	$ 8,122	$ 6,583
Charge-offs:					
One- to four-family residential construction	2,044	2,942	570	230	46
Other construction and land	9,646	9,751	605	-	-
Home equity loans and lines of credit	3,473	2,479	565	146	-
One- to four-family residential	3,218	3,057	613	1	163
Commercial real estate	1,503	360	-	23	-
Commercial business	582	478	113	55	-
Consumer	268	294	278	212	177
Total charge-offs	20,734	19,361	2,744	667	386
Recoveries:					
One- to four-family residential construction	153	853	1	-	2
Other construction and land	525	943	52	-	-
Home equity loans and lines of credit	251	22	23	8	50
One- to four-family residential	153	198	2	-	42
Commercial real estate	48	11			
Commercial business	65	19	16	1	4
Consumer	36	69	87	61	132
Total recoveries	1,231	2,115	181	70	230
Net charge-offs	19,503	17,246	2,563	597	156
Provision for loan losses	18,926	21,851	6,210	1,995	1,695
Balance at end of period	$ 17,195	$ 17,772	$13,167	$ 9,520	$ 8,122
Ratios:					
Net charge-offs to average loans outstanding	2.61 %	2.17 %	0.31 %	0.07 %	0.02 %
Allowance for loan losses to non-performing loans at end of period	22.75	40.67	30.27	165.11	188.23
Allowance for loan losses to total loans at end of period	2.40	2.30	1.61	1.15	1.02

Source: Macon Financial's prospectus.

EXHIBIT I-8

Macon Financial Corp.
Interest Rate Risk Analysis

Exhibit I-8
Macon Financial Corp.
Interest Rate Risk Analysis

Change in interest Rates (basis points) (1)	Estimated NPV (2)	Estimated increase (decrease) in NPV		NPV as a percentage of present Value of assets (3)	
		Amount	Percent	NPV ratio (4)	Increase (decrease) Percent
		(Dollars in thousands)			
+300	$ 51,795	$ (24,129)	(28.53) %	96.93 %	(3.07) %
+200	60,458	(19,057)	(22.53)	94.09	(5.91)
+100	71,853	(12,734)	(15.05)	91.72	(8.28)
0	84,587	-	-	-	-
-100	91,252	6,665	7.88	102.64	2.64

(1) Assumes interest rate changes (up and down) in increments of 100 basis points.
(2) NPV is the discounted present value of expected cash flows from assets and liabilities.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

Source: Macon Financial's prospectus.

EXHIBIT I-9

Macon Financial Corp.
Fixed and Adjustable Rate Loans

Exhibit I-9
Macon Financial Corp.
Fixed and Adjustable Rate Loans

	Due after December 31, 2011		
	Fixed	Adjustable	Total
		(Dollars in thousands)	
Real estate loans:			
One- to four-family residential	$ 81,486	$ 166,207	$ 247,693
Commercial real estate	83,915	88,185	172,100
Home equity loans and lines of credit	11,170	62,951	74,121
Residential one- to four-family construction	5,963	4,087	10,050
Other construction and land	44,834	54,886	99,720
Commercial business	5,158	4,827	9,985
Consumer	3,513	516	4,029
Total loans	$ 236,039	$ 381,659	$ 617,698

Source: Macon Financial's prospectus.

EXHIBIT I-10

Macon Financial Corp.
Loan Portfolio Composition

Exhibit I-10
Macon Financial Corp.
Loan Portfolio Composition

	At March 31, 2011		At December 31, 2010	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One- to four-family residential	$ 241,163	34.8 %	$ 254,160	35.4 %
Commercial real estate	202,122	29.3	201,219	28.0
Home equity loans and lines of credit	73,600	10.7	75,322	10.5
Residential one- to four-family construction	15,207	2.2	15,552	2.2
Other construction and land	139,615	20.2	151,894	21.2
Commercial business	15,122	2.2	15,395	2.1
Consumer	3,941	0.6	4,288	0.6
Total loans	690,770	100.0 %	717,830	100.0 %
Less other items:				
Deferred loan costs (fees), net	2,192		2,326	
Allowance for loan losses	20,864		17,195	
Total loans, net	$ 667,714		$ 698,309	

	At December 31,									
	2010		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)					
Real estate loans:										
One- to four-family residential	$ 254,160	35.4 %	$ 244,830	31.6 %	$ 239,743	29.2 %	$ 250,236	30.0 %	$ 250,491	31.5 %
Commercial real estate	201,219	28.0	197,006	25.4	181,452	22.2	162,869	19.6	153,161	19.2
Home equity loans and lines of credit	75,322	10.5	90,219	11.7	94,656	11.6	88,866	10.7	86,206	10.8
Residential one- to four-family construction	15,552	2.2	28,559	3.7	54,160	6.6	74,088	8.9	78,948	9.9
Other construction and land	151,894	21.2	190,983	24.7	221,218	27.0	224,206	26.9	194,241	24.4
Commercial business	15,395	2.1	16,545	2.1	19,530	2.4	21,601	2.6	22,297	2.8
Consumer	4,288	0.6	6,242	0.8	8,143	1.0	10,781	1.3	10,997	1.4
Total loans	717,830	100.0 %	774,384	100.0 %	818,902	100.0 %	832,647	100.0 %	796,341	100.0 %
Less other items:										
Deferred loan costs (fees), net	2,326		2,646		2,931		3,512		3,641	
Allowance for loan losses	17,195		17,772		13,167		9,520		8,122	
Total loans, net	$ 698,309		$ 753,966		$ 802,804		$ 819,615		$ 784,578	

Source: Macon Financial's prospectus.

EXHIBIT I-11

Macon Financial Corp.
Contractual Maturity by Loan Type

Exhibit I-11
Macon Financial Corp.
Contractual Maturity by Loan Type

	One- to four-family residential real estate		Commercial real estate		Home equity loans and lines of credit		One- to four-family Construction	
	Amount	Weighted Average rate	Amount	Weighted Average rate	Amount	Weighted Average rate	Amount	Weighted Average rate
	(Dollars in thousands)							
Due During the Twelve Months Ending December 31,								
2011	$ 6,467	4.63 %	$ 29,119	4.98 %	$ 1,201	6.39 %	$ 5,502	4.05 %
2012	4,114	5.67	6,066	6.71	753	5.90	258	7.00
2013	3,378	6.13	21,729	5.22	460	5.87	1,936	5.91
2014 to 2015	10,090	5.91	45,242	5.55	720	6.17	1,089	4.54
2016 to 2020	13,144	5.18	23,039	5.77	37,383	5.89	-	0.00
2022 to 2025	24,654	4.80	24,257	5.33	34,736	5.45	-	0.00
2026 and beyond	192,313	4.92	51,767	6.08	69	4.72	6,767	5.45
Total	$ 254,160	4.98 %	$ 201,219	5.60 %	$ 75,322	5.70 %	$ 15,552	4.97 %

	Other construction and land		Commercial business		Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)							
Due During the Twelve Months Ending December 31,								
2011	$ 52,174	3.00 %	$ 5,410	4.97 %	$ 259	8.42 %	$ 100,132	3.90 %
2012	15,477	4.77	1,869	6.33	580	8.99	29,117	5.53
2013	17,491	5.12	1,309	5.21	817	8.47	47,120	5.34
2014 to 2015	18,440	5.15	2,692	6.34	684	8.33	78,957	5.55
2016 to 2020	11,140	5.82	3,044	4.42	1,131	7.97	88,881	5.72
2021 to 2025	12,964	6.57	864	4.65	172	6.32	97,647	5.40
2026 and beyond	24,208	5.89	207	14.12	645	15.67	275,976	5.27
Total	$ 151,894	4.66 %	$ 15,395	5.39 %	$ 4,288	9.38 %	$ 717,830	5.20 %

Source: Macon Financial's prospectus.

EXHIBIT I-12

Macon Financial Corp.
Non-Performing Assets

Exhibit I-12
Macon Financial Corp.
Non-Performing Assets

	At March 31, 2011	At December 31, 2010
	(Dollars in Thousands)	
Non-accrual loans:		
Real estate loans:		
One- to four-family residential	$ 13,028	$ 21,118
One- to four-family residential construction	3,161	1,777
Commercial real estate	15,371	9,338
Home equity loans and lines of credit	1,869	1,362
Other construction and land	24,847	25,822
Commercial business	889	1,056
Consumer	11	9
Total non-accrual loans	59,176	60,482
Loans delinquent 90 days or greater and still accruing:		
Real estate loans:		
One- to four-family residential	-	-
One- to four-family residential construction	-	-
Commercial real estate	-	-
Home equity loans and lines of credit	-	-
Other construction and land	-	-
Commercial business	-	-
Consumer	-	-
Total loans delinquent 90 days or greater and still accruing	-	-
Troubled debt restructurings still accruing	13,989	15,095
Total non-performing loans	73,165	75,577
Foreclosed real estate:		
One- to four-family residential	7,095	5,712
Commercial real estate	2,805	2,244
Other construction and land	9,467	10,200
Residential lots	4,124	3,355
Total foreclosed real estate	23,491	21,511
Total non-performing assets	$ 96,656	$ 97,088
Ratios:		
Non-performing loans to total loans	10.63%	10.56%
Non-performing assets to total assets	10.36%	9.50%

Exhibit I-12 (continued)
Macon Financial Corp.
Non-Performing Assets

	At December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Non-accrual loans:					
Real estate loans:					
One- to four-family residential	$ 21,118	$ 8,450	$ 3,074	$ -	$ 1,411
One- to four-family residential construction	1,777	1,294	7,408	856	281
Commercial real estate	9,338	4,445	2,320	395	159
Home equity loans and lines of credit	1,362	1,960	299	5	-
Other construction and land	25,822	4,922	24,768	3,257	1,063
Commercial business	1,056	345	57	54	44
Consumer	9	22	17	-	17
Total non-accrual loans	60,482	21,438	37,943	4,567	2,975
Loans delinquent 90 days or greater and still					
Real estate loans:					
One- to four-family residential	-	-	2,854	851	285
One- to four-family residential construction	-	-	-	-	-
Commercial real estate	-	-	398	-	898
Home equity loans and lines of credit	-	-	423	52	-
Other construction and land	-	-	417	200	39
Commercial business	-	-	2	33	17
Consumer	-	-	35	-	-
Total loans delinquent 90 days or greater and still accruing	-	-	4,129	1,136	1,239
Troubled debt restructurings still accruing	15,095	22,263	1,424	63	101
Total non-performing loans	75,577	43,701	43,496	5,766	4,315
Foreclosed real estate:					
One- to four-family residential	5,712	6,487	3,427	1,077	819
Commercial real estate	2,244	858	1,304	308	-
Other construction and land	10,200	11,572	209	-	146
Residential lots	3,355	3,912	591	813	686
Total foreclosed real estate	21,511	22,829	5,531	2,198	1,651
Total non-performing assets	$ 97,088	$ 66,530	$ 49,027	$ 7,964	$ 5,966
Ratios:					
Non-performing loans to total loans	10.56%	5.66%	5.33%	0.70%	0.54%
Non-performing assets to total assets	9.50%	6.17%	4.40%	0.76%	0.60%

Source: Macon Financial's prospectus.

EXHIBIT I-13

Macon Financial Corp.
Deposit Composition

Exhibit I-13
Macon Financial Corp.
Deposit Composition

	At March 31, 2011			At December 31, 2010		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Savings accounts	$ 19,726	2.5 %	0.29 %	$ 19,779	2.5 %	0.31 %
Retail CDs	335,231	42.9	1.79	323,480	40.5	1.83
Brokered CDs	120,212	15.4	2.82	152,920	19.2	2.68
Money market accounts	191,517	24.5	1.11	186,641	23.4	1.20
Interest-bearing demand accounts	63,225	8.1	0.12	64,741	8.1	0.15
Noninterest-bearing demand accounts	52,224	6.6	-	50,858	6.3	-
Total deposits	$ 782,135	100.0 %		$ 798,419	100.0 %	

	At December 31, 2010			2009			2008		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Deposit type:									
Savings accounts	$ 19,779	2.5 %	0.31 %	$ 18,460	2.3 %	0.33 %	$ 17,119	2.4 %	0.41 %
Retail certificates of deposit	323,480	40.4	1.83	329,736	41.7	2.29	331,323	46.3	3.40
Brokered certificates of deposit	152,920	19.2	2.68	191,760	24.3	2.58	177,907	24.8	3.45
Money market accounts	186,641	23.4	1.20	133,908	16.9	1.82	83,006	11.6	2.20
Interest-bearing demand accounts	64,741	8.1	0.15	64,043	8.1	0.10	53,453	7.5	0.14
Noninterest-bearing demand accounts	50,858	6.4	-	52,501	6.7	-	53,197	7.4	-
Total deposits	$ 798,419	100.0 %		$ 790,408	100.0 %		$ 716,005	100.0 %	

	At December 31, 2007			2006		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Savings accounts	$ 19,062	2.8 %	0.61 %	$ 21,174	3.0 %	0.73 %
Retail certificates of deposit	312,286	46.2	4.77	303,829	43.6	4.75
Brokered certificates of deposit	182,867	27.1	5.10	193,000	27.6	5.15
Money market accounts	48,049	7.1	3.08	57,798	8.3	3.18
Interest-bearing demand accounts	56,442	8.4	0.14	62,924	9.0	0.16
Noninterest-bearing demand accounts	57,190	8.4	-	59,264	8.5	-
Total deposits	$ 675,896	100.0 %		$ 697,989	100.0 %	

Source: Macon Financial's prospectus.

EXHIBIT I-14

Macon Financial Corp.
Scheduled Maturity of Time Deposits

Exhibit I-14
Macon Financial Corp.
Scheduled Maturity of Time Deposits

	At March 31, 2011					
	Period to maturity					
	Less than or Equal to One year	More than One to Two years	More than Two to Three years	More than Three years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
Less than 2.00%	$ 134,772	$ 85,313	$ 8,917	$ 2,786	$ 231,788	50.8 %
2.00% to 3.99%	63,150	105,468	14,550	32,523	215,691	47.4
4.00% to 5.99%	1,766	6,000	198	-	7,964	1.8
Total	$ 199,688	$ 196,781	$ 23,665	$ 35,309	$ 455,443	100.0 %

Source: Macon Financial's prospectus.

EXHIBIT I-15

Macon Financial Corp.
FHLB Advances

Exhibit I-15
Macon Financial Corp.
FHLB Advances

	At or for the three months ended March 31,	
	2011	2010
	(Dollars in thousands)	
Balance at end of period	$ 65,900	$ 153,400
Average balance during period	116,300	169,400
Maximum outstanding at any month end	128,400	178,400
Weighted average interest rate at end of period	3.66 %	4.06 %
Average interest rate during period	3.87	4.02

	At or for the years ended December 31,				
	2010	2009	2008	2007	2006
			(Dollars in thousands)		
Balance at end of period	$ 128,400	$ 178,400	$ 238,400	$ 259,950	$ 183,500
Average balance during period	151,251	219,976	261,915	216,537	170,609
Maximum outstanding at any month end	178,400	238,400	288,750	262,500	185,000
Weighted average interest rate at end of period	3.85 %	3.92 %	3.79 %	4.60 %	4.57 %
Average interest rate during period	4.05	4.02	4.00	4.84	4.37

Source: Macon Financial's prospectus.

EXHIBIT II-1

Macon Financial Corp.
Description of Office Properties

Exhibit II-1
Macon Financial Corp.
Description of Office Properties

Branch Location Information
March 31, 2011
(Dollars in thousands)

Branch Name	Address	City	Year Established	Deposits at March 31, 2011
Franklin Main	50 West Main Street	Franklin	1922	$186,588
Murphy	12 Peachtree Street	Murphy	1981	48,801
Franklin Holly Springs Plaza	30 Hyatt Road	Franklin	1993	50,696
Highlands	473 Carolina Way	Highlands	1995	43,034
Sylva	498 East Main Street	Sylva	1999	40,933
Hendersonville - Laurel Park	640 North Main Street	Hendersonville	1996	57,733
Brevard Branch	2260 Asheville Highway	Brevard	1997	59,364
Hendersonville- Eastside [(1)]	1617 Spartanburg Highway	Hendersonville	1997	30,606
Cashiers Branch	500 U.S. Highway 64	Cashiers	2002	39,727
Columbus Branch	160 W. Mill Street	Columbus	2007	36,762
Saluda [(1)]	108 East Main Street	Saluda	2007	18,947
Internet and brokered deposits				168,944
Total Deposits				**$782,135**

(1) Leased offices.

Source: Macon Financial's prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000: Quarter 1	9.00%	5.88%	6.28%	6.03%
Quarter 2	9.50%	5.88%	6.08%	6.03%
Quarter 3	9.50%	6.23%	6.07%	5.80%
Quarter 4	9.50%	5.89%	5.32%	5.12%
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
Quarter 3	4.75%	1.70%	2.16%	4.12%
Quarter 4	5.25%	2.22%	2.75%	4.24%
2005: Quarter 1	5.75%	2.80%	3.43%	4.51%
Quarter 2	6.00%	3.12%	3.51%	3.98%
Quarter 3	6.75%	3.55%	4.01%	4.34%
Quarter 4	7.25%	4.08%	4.38%	4.39%
2006: Quarter 1	7.75%	4.63%	4.82%	4.86%
Quarter 2	8.25%	5.01%	5.21%	5.15%
Quarter 3	8.25%	4.88%	4.91%	4.64%
Quarter 4	8.25%	5.02%	5.00%	4.71%
2007: Quarter 1	8.25%	5.04%	4.90%	4.65%
Quarter 2	8.25%	4.82%	4.91%	5.03%
Quarter 3	7.75%	3.82%	4.05%	4.59%
Quarter 4	7.25%	3.36%	3.34%	3.91%
2008: Quarter 1	5.25%	1.38%	1.55%	3.45%
Quarter 2	5.00%	1.90%	2.36%	3.99%
Quarter 3	5.00%	0.92%	1.78%	3.85%
Quarter 4	3.25%	0.11%	0.37%	2.25%
2009: Quarter 1	3.25%	0.21%	0.57%	2.71%
Quarter 2	3.25%	0.19%	0.56%	3.53%
Quarter 3	3.25%	0.14%	0.40%	3.31%
Quarter 4	3.25%	0.06%	0.47%	3.85%
2010: Quarter 1	3.25%	0.16%	0.41%	3.84%
Quarter 2	3.25%	0.18%	0.32%	2.97%
Quarter 3	3.25%	0.18%	0.32%	2.97%
Quarter 4	3.25%	0.12%	0.29%	3.30%
2011: Quarter 1	3.25%	0.09%	0.30%	3.47%
As of May 13, 2011	3.25%	0.09%	0.19%	3.18%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 13, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,736	1	06-30	03/05	16.23	168
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,339	14	06-30	06/96	8.12	93
KFFG	Kaiser Federal Fin Group of CA (3)	NASDAQ	Covina, CA	Thrift	902	9	06-30	11/10	12.16	116
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	835	9	12-31	08/02	14.53	141
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	484 D	5	12-31	01/96	2.42	4
Florida Companies										
BKU	BankUnited, Inc. (3)	NYSE		Thrift	10,808	0		/	27.07	2,632
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	4,528 S	101	12-31	11/83	0.90	57
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	471 D	11	12-31	05/03	0.29	2
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	52,430	135	12-31	06/05	9.26	4,877
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	41,049	281	12-31	11/93	16.26	7,111
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	17,707	85	12-31	11/93	13.87	1,366
ISBC	Investors Bcrp MHC of NJ(43.0)	NASDAQ	Short Hills, NJ	Thrift	9,825	83	06-30	10/05	14.41	1,631
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,122	172	06-30	12/09	12.19	1,313
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,825 D	83	12-31	01/03	13.99	840
BNCL	Beneficial Mut MHC of PA(43.7)	NASDAQ	Philadelphia, PA	Thrift	4,902	65	12-31	07/07	8.35	674
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,317	19	12-31	11/95	13.83	434
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	4,143	25	12-31	06/96	14.19	492
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	4,008	133	12-31	/	5.67	438
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,952	38	12-31	11/86	42.74	367
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,919	37	09-30	01/04	9.02	343
KRNY	Kearny Fin Cp MHC of NJ (25.1)	NASDAQ	Fairfield, NJ	Thrift	2,894	40	06-30	02/05	9.23	627
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,557	23	06-30	06/10	12.56	706
NFBK	Northfield Bcp MHC of NY(43.4)	NASDAQ	Avenel, NY	Thrift	2,356	19	12-31	11/07	13.60	584
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,263	23	12-31	07/96	13.92	262
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,925	24	12-31	06/90	12.30	182
ROMA	Roma Fin Corp MHC of NJ (26.2)	NASDAQ	Robbinsville, NJ	Thrift	1,853	27	12-31	07/06	10.55	319
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,791 D	47	06-30	07/87	10.30	57
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,173	20	12-31	06/07	11.44	231
CSBK	Clifton Svg Bp MHC of NJ(35.8)	NASDAQ	Clifton, NJ	Thrift	1,125 D	12	03-31	03/04	10.93	286
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,094	18	09-30	04/07	11.32	141
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,071	11	12-31	06/10	13.28	193
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,062	17	12-31	02/08	10.32	137
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,034	8	12-31	10/07	13.51	87
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	968	4	12-31	/	4.10	41
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	861	10	12-31	12/09	12.46	91
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	856	8	09-30	08/87	14.86	55
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	744 D	9	03-31	10/94	0.50	1
MLVF	Malvern Fed Bncp MHC PA(44.6)	NASDAQ	Paoli, PA	Thrift	691 D	9	09-30	05/08	8.00	49
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	685	13	09-30	06/88	8.98	27
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	684	14	12-31	07/94	21.99	62
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	662 D	13	12-31	07/10	8.60	62
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	625	18	09-30	04/08	13.42	43
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	602	9	12-31	07/10	12.72	53
GCBC	Green Co Bcrp MHC of NY (44.1)	NASDAQ	Catskill, NY	Thrift	560	14	06-30	12/98	18.38	76
MGYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	NW Brunswick, NJ	Thrift	538	6	09-30	01/06	4.50	26
BFSB	Brooklyn Fed MHC of NY (28.2)	NASDAQ	Brooklyn, NY	Thrift	524 J	5	09-30	04/05	0.53	7
PBIP	Prudential Bncp MHC PA (25.5)	NASDAQ	Philadelphia, PA	Thrift	524 D	7	09-30	03/05	6.45	65
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	500 D	11	12-31	03/85	16.75	33
LSBK	Lake Shore Bnp MHC of NY(39.4)	NASDAQ	Dunkirk, NY	Thrift	479 D	10	12-31	04/06	10.88	65
ALLB	Alliance Bancorp, Inc. of PA (3)	NASDAQ	Broomall, PA	Thrift	472	9	12-31	01/11	10.86	59
NECB	NE Comm Bncrp MHC of NY (44.6)	NASDAQ	White Plains, NY	Thrift	466 D	7	12-31	07/06	6.40	84
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	436	12	09-30	10/10	15.40	54
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	409	5	12-31	08/88	2.81	22

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 13, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	409 D	14	12-31	11/95	9.22	23
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	356	5	06-30	01/10	14.80	69
MSBF	MSB Fin Corp MHC of NJ (40.3)	NASDAQ	Millington, NJ	Thrift	349	5	06-30	01/07	5.50	28
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	339	9	12-31	09/10	15.00	45
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	247	6	06-30	11/93	8.85	18
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	246	6	09-30	04/07	8.66	16
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	13,018	176	12-31	04/97	1.44	797
TFSL	TFS Fin Corp MHC of OH (26.4)	NASDAQ	Cleveland, OH	Thrift	10,884	39	09-30	04/07	10.49	3,235
CFFN	Capitol Federal Fin Inc. of KS (3)	NASDAQ	Topeka, KS	Thrift	9,733	47	09-30	12/10	11.46	1,919
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	3,804 S	55	03-31	07/92	0.88	19
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,153 J	47	06-30	01/99	1.86	32
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	2,529	80	12-31	10/03	3.95	181
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,115	38	12-31	07/98	1.38	43
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,062	33	12-31	10/95	14.75	143
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,761	10	12-31	10/05	3.03	95
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,705	21	12-31	06/05	8.55	180
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,407 D	33	12-31	12/99	8.00	56
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,338	12	09-30	12/98	7.39	77
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,337 D	9	09-30	09/85	13.37	105
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,207	33	06-30	04/92	10.95	76
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	1,183	12	09-30	09/93	13.58	42
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,122 D	22	12-31	07/98	5.34	58
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,083 D	18	12-31	02/98	7.95	58
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	907 S	15	12-31	06/94	2.63	12
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	777	18	06-30	12/92	2.00	51
CHEV	Cheviot Fin Cp MHC of OH(38.5)	NASDAQ	Cincinnati, OH	Thrift	607	6	12-31	01/04	9.20	82
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	580 D	27	09-30	11/06	5.25	27
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	575 D	4	12-31	07/06	6.90	54
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	513	12	09-30	12/08	16.29	39
UCBA	United Comm Bncp MHC IN (40.7)	NASDAQ	Lawrenceburg, IN	Thrift	491 D	9	06-30	03/06	7.11	56
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	460	11	12-31	03/96	16.75	23
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	449	13	12-31	01/99	16.60	46
LPSB	LaPorte Bancrp MHC of IN(45.0)	NASDAQ	La Porte, IN	Thrift	443	8	12-31	10/07	9.57	44
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	410 D	11	03-31	01/03	8.59	26
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	387 D	10	12-31	12/96	17.00	26
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	364	5	12-31	02/95	15.60	24
WBKC	Wolverine Bancorp, Inc. of MI (3)	NASDAQ	Midland, MI	Thrift	328 P	5	12-31	01/11	14.90	37
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	308	7	12-31	07/10	12.75	25
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	275 D	4	12-31	12/98	1.50	6
KFFB	KY Fst Fed Bp MHC of KY (39.3)	NASDAQ	Hazard, KY	Thrift	241 D	4	06-30	03/05	8.17	64
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	215	8	12-31	04/05	3.65	11
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	212 D	5	12-31	08/96	3.25	4
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	209 D	5	06-30	04/96	14.30	14
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	204	11	06-30	12/93	6.05	9
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	24,963	340	12-31	04/07	13.16	4,671
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	3,058	20	12-31	07/02	8.43	498
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,885	44	12-31	06/00	21.11	298
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	2,774	28	12-31	01/08	22.10	457
EBSB	Meridian Fn Serv MHC MA (41.4)	NASDAQ	East Boston, MA	Thrift	1,901	25	12-31	01/08	13.57	305
RCKB	Rockville Fin New, Inc. of CT (3)	NASDAQ	Vrn Rockville CT	Thrift	1,900	22	12-31	03/11	9.71	286
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,600	24	12-31	12/07	16.05	258
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,239 D	11	12-31	01/07	8.78	246
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	1,033	10	12-31	12/88	51.75	110
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	1,002	27	12-31	05/86	13.13	76
SIFI	SI Financial Group, Inc. of CT (3)	NASDAQ	Willimantic, CT	Thrift	929	21	12-31	01/11	10.27	109

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 13, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	906	20	12-31	10/05	13.06	113
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	582	8	12-31	07/06	14.51	87
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	575	9	06-30	01/07	13.40	91
NVSL	Naug Vlly Fin MHC of CT (40.4)	NASDAQ	Naugatuck, CT	Thrift	568 D	10	12-31	10/04	8.31	58
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	529	6	09-30	07/10	14.24	102
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	512 D	11	03-31	10/86	18.70	31
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	477	8	06-30	10/04	5.06	33
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	450	6	12-31	07/06	14.20	50
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	246 D	8	04-30	12/87	8.61	18
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,486 S	163	09-30	11/82	15.27	1,711
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,184	1	12-31	10/07	6.12	115
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	859	17	03-31	10/97	3.09	69
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	744	22	09-30	01/98	5.78	41
ANCB	Anchor Bancorp of Aberdeen, WA (3)	NASDAQ	Aberdeen, WA	Thrift	510	15	06-30	01/11	9.56	24
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,302	67	09-30	11/83	9.67	160
FRNK	Franklin Financial Corp. of VA (3)	NASDAQ	Glen Allen, VA	Thrift	1,101 P	9	09-30	04/11	11.80	169
CHFN	Charter Fin Corp MHC GA (49.0)	NASDAQ	West Point, GA	Thrift	1,064 D	17	09-30	09/10	10.91	203
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,041	21	12-31	10/02	4.64	53
ACFC	Atlantic Coast Fin. Corp of GA (3)	NASDAQ	Waycross, GA	Thrift	906 P	12	12-31	02/11	9.73	26
HBOS	Heritage Fin Group, Inc of GA (3)	NASDAQ	Albany, GA	Thrift	755 D	16	12-31	11/10	12.00	105
TSH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	754 D	19	09-30	04/95	35.71	74
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	700	18	12-31	10/08	14.78	120
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	614 D	12	06-30	07/03	3.50	23
FFBHD	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	578	18	12-31	05/96	7.57	7
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	528 D	11	03-31	03/88	3.49	15
OFED	Oconee Fed Fn Cp MHC SC (35.0)	NASDAQ	Seneca, SC	Thrift	362 P	5	06-30	01/11	12.25	78
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	345 D	5	12-31	11/07	13.05	54
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	324	3	12-31	07/07	15.37	56
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	284	7	12-31	01/10	13.55	35
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	263	5	12-31	04/97	20.59	26
HFBL	Home Federal Bancorp Inc of LA (3)	NASDAQ	Shreveport, LA	Thrift	218	5	06-30	12/10	13.23	40
South-West Companies										
VPFG	ViewPoint Financal Group of TX (3)	NASDAQ	Plano, TX	Thrift	2,796	24	12-31	07/10	12.54	437
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,335	16	12-31	01/10	14.62	173
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	239 D	8	12-31	11/10	11.86	20
Western Companies (Excl CA)										
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,488	25	12-31	07/09	20.02	241
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	1,336	37	09-30	12/07	10.93	181
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	335	6	06-30	04/10	11.08	45
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

EXHIBIT III-2

Public Market Pricing of Southeast Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 13, 2011

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	11.06	298.24	-0.03	13.11	18.38	84.75	10.38	92.75	19.87	0.21	1.64	26.32	2,625	11.76	11.07	3.90	0.06	1.49	-0.02	0.60
Special Selection Grouping(8)	12.25	72.06	-0.50	15.69	21.59	78.45	11.97	80.46	22.58	0.20	1.19	22.43	820	11.62	11.42	2.92	-0.05	-0.87	-0.17	-1.64
Comparable Group																				
Special Comparative Group(8)																				
AFCB Athens Bancshares, Inc. of TN	13.55	34.59	0.71	19.51	19.64	69.45	12.20	70.03	19.08	0.20	1.48	28.99	284	17.56	17.44	3.02	0.63	3.53	0.64	3.63
ACFC Atlantic Coast Fin. Corp of GA	9.73	25.58	-9.12	24.51	NM	39.70	2.82	39.76	NM	0.00	0.00	NM	906	1.11	1.11	7.78	-2.03	NM	-2.65	NM
CHFN Charter Fin Corp MHC GA (49.0)	10.91	125.01	-0.21	7.26	NM	150.28	19.06	156.30	NM	0.20	1.83	NM	1,064	12.69	12.26	2.72	0.26	2.20	-0.35	-2.88
CSBC Citizens South Bnkg Corp of NC	4.64	53.40	-0.25	6.24	NM	74.36	5.13	76.07	NM	0.04	0.86	NM	1,041	8.86	8.72	2.44	-0.33	-3.76	-0.27	-3.03
CFFC Community Fin. Corp. of VA	3.49	15.22	0.15	8.42	10.91	41.45	2.89	41.45	23.27	0.00	0.00	0.00	528	9.29	9.29	7.56	0.26	2.84	0.12	1.33
FABK First Advantage Bancorp of TN	13.05	53.61	0.20	16.24	31.83	80.36	15.53	80.36	NM	0.20	1.53	48.78	345	19.32	19.32	0.95	0.49	2.47	0.24	1.20
FFBHD First Fed. Bancshares of AR(7)	7.57	7.34	-8.88	19.11	NM	39.61	1.27	39.61	NM	0.00	0.00	NM	578	6.02	6.02	17.31	-1.15	-18.47	-1.35	-21.64
FFCH First Fin. Holdings Inc. of SC	9.67	159.82	-1.17	14.92	NM	64.81	4.84	76.44	NM	0.20	2.07	NM	3,302	9.43	8.39	4.84	-0.49	-5.10	-0.58	-6.03
FRNK Franklin Financial Corp. of VA	11.80	168.78	0.20	17.44	NM	67.66	15.33	67.66	NM	0.00	0.00	NM	1,101	0.00	0.00	3.83	-0.09	NM	0.26	NM
GSLA GS Financial Corp. of LA(7)	20.59	25.90	-0.04	22.20	NM	92.75	9.84	92.75	NM	0.40	1.94	NM	263	10.61	10.61	4.84	0.23	2.24	-0.02	-0.18
HBOS Heritage Fin Group, Inc of GA	12.00	104.56	0.46	13.70	NM	87.59	13.84	89.82	26.09	0.12	1.00	NM	755	15.80	15.47	2.68	0.21	1.90	0.62	5.46
HBCP Home Bancorp Inc. Lafayette LA	14.78	119.53	0.66	16.39	25.93	90.18	17.06	91.35	22.39	0.00	0.00	0.00	700	18.92	18.72	0.32	0.66	3.48	0.76	4.03
HFBL Home Federal Bancorp Inc of LA	13.23	40.30	0.15	16.55	20.67	79.94	18.52	79.94	NM	0.24	1.81	37.50	218	23.17	23.17	0.08	0.91	3.86	0.21	0.90
JFBI Jefferson Bancshares Inc of TN	3.50	23.22	-3.73	8.51	NM	41.13	3.78	42.84	NM	0.00	0.00	NM	614	9.20	8.87	NA	-3.63	-35.48	-3.84	-37.49
LABC Louisiana Bancorp, Inc. of LA	15.37	55.69	0.60	16.83	21.96	91.33	17.16	91.33	25.62	0.00	0.00	0.00	324	18.79	18.79	0.64	0.78	3.94	0.67	3.38
OFED Oconee Fed Fn Cp MHC SC (35.0)	12.25	27.21	0.39	12.09	31.41	101.32	21.48	101.32	31.41	0.40	3.27	NM	362	0.00	0.00	1.35	0.68	NM	0.68	NM
TSH Teche Hlding Cp of N Iberia LA	35.71	74.42	3.51	36.71	10.35	97.28	9.87	102.20	10.17	1.44	4.03	41.74	754	10.15	9.71	2.60	0.95	9.65	0.96	9.82

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes South-East Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of Midwest Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of May 13, 2011

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
																		Reported		Core	
	Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
	All Public Companies	11.06	298.24	-0.03	13.11	18.38	84.75	10.38	92.75	19.87	0.21	1.64	26.32	2,625	11.76	11.07	3.90	0.06	1.49	-0.02	0.60
	Special Selection Grouping(8)	8.48	136.79	-0.43	12.64	14.42	69.77	7.70	75.10	17.26	0.18	1.77	22.90	1,800	10.35	9.71	5.00	-0.26	-2.57	-0.50	-5.29
	Comparable Group																				
	Special Comparative Group(8)																				
ABCW	Anchor BanCorp Wisconsin of WI	0.88	19.08	-3.40	0.15	NM	NM	0.50	NM	NM	0.00	0.00	NM	3,804	2.13	0.67	13.74	-1.38	NM	-1.73	NM
BKMU	Bank Mutual Corp of WI	3.95	180.99	-1.91	6.82	NM	57.92	7.16	69.79	NM	0.04	1.01	NM	2,529	12.48	10.59	5.85	-2.38	-20.15	-2.83	-23.90
BFIN	BankFinancial Corp. of IL	8.55	180.17	-0.24	11.90	NM	71.85	10.57	80.74	NM	0.28	3.27	NM	1,705	14.71	13.30	4.51	-0.37	-2.29	-0.32	-1.97
CITZ	CFS Bancorp, Inc of Munster IN	5.34	58.04	0.27	10.39	16.69	51.40	5.17	51.45	19.78	0.04	0.75	12.50	1,122	10.07	10.06	8.03	0.32	3.10	0.27	2.61
CFFN	Capitol Federal Fin Inc. of KS	11.46	1919.48	0.37	11.50	NM	99.65	19.72	99.65	30.97	0.30	2.62	NM	9,733	19.79	19.79	0.72	0.41	2.70	0.69	4.55
CFBK	Central Federal Corp. of OH	1.50	6.19	-1.98	2.16	NM	69.44	2.25	70.42	NM	0.00	0.00	NM	275	5.80	5.76	5.60	-2.45	-35.85	-2.92	-42.76
CHEV	Cheviot Fin Cp MHC of OH(38.5)	9.20	31.40	0.19	7.87	40.00	116.90	13.43	140.03	NM	0.48	5.22	NM	607	11.49	9.77	2.59	0.51	2.92	0.42	2.41
CZWI	Citizens Comm Bncorp Inc of WI	5.25	26.84	-1.18	10.13	NM	51.83	4.63	52.55	NM	0.00	0.00	NM	580	8.93	8.81	2.65	-1.30	-13.97	-1.04	-11.22
FFDF	FFD Financial Corp of Dover OH	14.30	14.47	0.85	18.34	10.75	77.97	6.92	77.97	16.82	0.68	4.76	51.13	209	8.87	8.87	1.48	0.66	7.36	0.42	4.71
FBSI	First Bancshares, Inc. of MO	6.05	9.38	-2.45	12.58	NM	48.09	4.60	48.32	NM	0.00	0.00	NM	204	9.56	9.52	4.05	-1.80	-17.26	-1.81	-17.40
FCAP	First Capital, Inc. of IN	16.60	46.26	1.18	17.31	12.30	95.90	10.30	108.14	14.07	0.76	4.58	56.30	449	10.76	9.67	1.88	0.83	7.84	0.72	6.85
FCLF	First Clover Leaf Fin Cp of IL	6.90	54.43	0.38	9.80	14.38	70.41	9.47	83.94	18.16	0.24	3.48	50.00	575	13.44	11.53	NA	0.65	4.88	0.52	3.87
FDEF	First Defiance Fin. Corp of OH	14.75	143.43	0.28	23.31	19.93	63.28	6.96	87.85	NM	0.00	0.00	0.00	2,062	12.76	10.00	2.65	0.35	2.95	0.13	1.12
FFNM	First Fed of N. Michigan of MI	3.65	10.53	0.00	8.15	NM	44.79	4.89	45.91	NM	0.00	0.00	0.00	215	10.91	10.67	5.29	0.09	0.86	0.00	0.00
FPFC	First Place Fin. Corp. of OH	1.86	31.57	-2.91	10.76	NM	17.29	1.00	18.16	NM	0.00	0.00	NM	3,153	8.01	7.75	4.42	-1.10	-13.16	-1.52	-18.23
FSFG	First Savings Fin. Grp. of IN	16.29	38.59	1.64	23.66	12.53	68.85	7.53	80.68	9.93	0.00	0.00	0.00	513	10.93	9.48	NA	0.61	5.64	0.77	7.11
FBC	Flagstar Bancorp, Inc. of MI	1.44	797.35	-0.96	1.78	NM	80.90	6.13	80.90	NM	0.00	0.00	NM	13,018	9.49	9.49	8.77	-2.51	-29.95	-3.88	-46.38
HFFC	HF Financial Corp. of SD	10.95	76.42	0.25	13.69	19.91	79.99	6.33	83.84	NM	0.45	4.11	NM	1,207	7.91	7.58	3.17	0.31	4.07	0.14	1.85
HMNF	HMN Financial, Inc. of MN	2.63	11.54	-4.99	12.77	NM	20.60	1.27	20.60	NM	0.00	0.00	NM	907	8.84	8.84	10.91	-2.07	-22.08	-2.20	-23.39
HFBC	HopFed Bancorp, Inc. of KY	7.95	58.32	0.38	12.73	8.93	62.45	5.39	63.00	20.92	0.32	4.03	35.96	1,083	10.29	10.23	2.10	0.61	6.44	0.26	2.75
JXSB	Jacksonville Bancorp Inc of IL	12.75	24.57	0.90	18.98	10.71	67.18	7.98	72.61	14.17	0.30	2.35	25.21	308	11.88	11.09	NA	0.76	7.13	0.58	5.40
KFFB	KY Fst Fed Bp MHC of KY (39.3)	8.17	25.51	0.16	7.47	NM	109.37	26.36	146.42	NM	0.40	4.90	NM	241	24.10	19.17	3.15	0.56	2.29	0.52	2.15
LSBI	LSB Fin. Corp. of Lafayette IN	15.60	24.24	0.69	23.04	13.57	67.71	6.66	67.71	22.61	0.00	0.00	0.00	364	9.84	9.84	5.44	0.48	5.10	0.29	3.06
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.57	19.78	0.44	11.21	16.22	85.37	9.91	103.57	21.75	0.00	0.00	0.00	443	11.61	9.77	1.96	0.62	5.36	0.46	4.00
CASH	Meta Financial Group of IA	13.58	42.33	2.74	23.40	4.45	58.03	3.58	58.99	4.96	0.52	3.83	17.05	1,183	6.16	6.07	1.88	0.90	13.71	0.81	12.32
MFSF	MutualFirst Fin. Inc. of IN	8.00	55.88	0.60	14.22	8.51	56.26	3.97	58.95	13.33	0.24	3.00	25.53	1,407	9.32	9.03	2.69	0.46	4.98	0.29	3.18
NASB	NASB Fin, Inc. of Grandview MO	13.37	105.20	-2.32	21.58	15.02	61.96	7.87	62.89	NM	0.00	0.00	0.00	1,337	12.70	12.53	5.34	0.49	4.20	-1.27	-10.95
FFFD	North Central Bancshares of IA	16.75	22.63	0.92	29.39	18.21	56.99	4.92	57.96	18.21	0.04	0.24	4.35	460	10.85	10.72	3.07	0.27	2.52	0.27	2.52
PVFC	PVF Capital Corp. of Solon OH	2.00	51.34	-0.57	2.90	NM	68.97	6.61	68.97	NM	0.00	0.00	NM	777	9.58	9.58	9.28	-1.16	-12.10	-1.74	-18.15
PFED	Park Bancorp of Chicago IL	3.25	3.88	-4.49	15.11	NM	21.51	1.83	21.51	NM	0.00	0.00	NM	212	8.51	8.51	7.41	-2.50	-25.17	-2.50	-25.17
PULB	Pulaski Fin Cp of St. Louis MO	7.39	77.39	0.42	8.34	9.12	88.61	5.78	92.84	17.60	0.38	5.14	46.91	1,338	8.87	8.59	NA	0.60	7.32	0.31	3.79
RIVR	River Valley Bancorp of IN	17.00	25.74	0.83	17.48	11.11	97.25	6.66	97.53	20.48	0.84	4.94	54.90	387	8.14	8.12	4.53	0.59	7.33	0.32	3.98
TFSL	TFS Fin Corp MHC of OH (26.4)	10.49	851.75	-0.06	5.68	NM	184.68	29.73	185.66	NM	0.00	0.00	NM	10,884	16.10	16.02	3.57	-0.06	-0.35	-0.17	-1.05
UCBA	United Comm Bncp MHC IN (40.7)	7.11	22.68	0.12	7.04	NM	100.99	11.37	108.22	NM	0.44	6.19	NM	491	11.25	10.58	NA	0.25	2.12	0.20	1.70
UCFC	United Community Fin. of OH	1.38	42.71	-1.19	5.73	NM	24.08	2.02	24.13	NM	0.00	0.00	NM	2,115	8.38	8.37	9.98	-1.30	-14.80	-1.64	-18.74
WSBF	Waterstone Fin MHC of WI(26.2)	3.03	24.85	-0.92	5.47	NM	55.39	5.38	55.39	NM	0.00	0.00	NM	1,761	9.71	9.71	10.16	-0.19	-2.00	-1.56	-16.70
WAYN	Wayne Savings Bancshares of OH	8.59	25.80	0.69	12.65	11.61	67.91	6.30	71.76	12.45	0.24	2.79	32.43	410	9.28	8.82	NA	0.55	5.90	0.51	5.50
WBKC	Wolverine Bancorp, Inc. of MI	14.90	37.37	-1.08	24.93	NM	59.77	11.38	59.77	NM	0.00	0.00	NM	328	0.00	0.00	3.29	-1.33	NM	-0.82	NM

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4

Peer Group Market Area Comparative Analysis

Exhibit III-4
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2010 (000)	Proj. Pop. 2015	2000-2010 % Change	2010-2015 % Change	Per Capita Income 2010 Amount	Per Capita Income % State Average	Deposit Market Share(1)
CFS Bancorp, Inc. of IN	Lake	485	501	507	3.4%	1.1%	$24,407	95.7%	8.3%
Community Financial Corp. of VA	Staunton	24	24	25	0.0%	2.9%	$23,981	79.5%	27.4%
First Clover Leaf Fin. Corp. of IL	Madison	259	270	274	4.3%	1.6%	$25,585	100.3%	10.1%
First Defiance Fin. Corp. of OH	Defiance	40	39	39	-0.9%	-0.4%	$24,203	93.3%	41.7%
First Savings Fin. Group of IN	Clark	96	110	116	13.8%	5.6%	$25,333	99.3%	12.0%
HF Financial Corp. of SD	Minnehaha	148	184	204	23.8%	11.3%	$26,911	120.9%	1.4%
Home Bancorp, Inc. of LA	Lafayette	191	211	221	10.7%	4.8%	$22,048	115.1%	7.8%
HopFed Bancorp, Inc. of KY	Christian	72	79	83	9.3%	4.9%	$17,714	77.5%	27.8%
MutualFirst Financial Inc. of IN	Delaware	119	115	112	-3.5%	-2.1%	$23,477	92.1%	30.0%
Pulaski Financial Corp. of MO	St. Louis	1,016	996	985	-2.0%	-1.1%	$34,177	137.7%	2.7%
Teche Holding Corp. of LA	Iberia	73	75	76	2.9%	0.2%	$16,428	85.8%	6.3%
	Averages:	**229**	**237**	**240**	**5.6%**	**2.6%**	**$24,024**	**99.8%**	**15.9%**
	Medians:	**119**	**115**	**116**	**3.4%**	**1.6%**	**$24,203**	**95.7%**	**10.1%**
Macon Bancorp, Inc.	**Macon**	**30**	**34**	**37**	**15.6%**	**6.4%**	**$21,684**	**85.5%**	**45.3%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2010.

Source: SNL Financial, LC.

EXHIBIT IV-1

Stock Prices:
As of May 13, 2011

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(119)	11.52	32,604	337.3	13.47	8.88	11.55	0.12	0.58	4.44	0.04	-0.08	14.21	13.24	140.07
NYSE Traded Companies(6)	12.26	218,293	2,133.9	15.08	11.04	12.52	-1.24	-25.10	-9.12	0.01	0.18	9.74	7.33	98.99
AMEX Traded Companies(1)	35.71	2,084	74.4	37.32	26.01	36.65	-2.56	13.11	2.53	3.45	3.51	36.71	34.94	361.66
NASDAQ Listed OTC Companies(112)	11.25	22,477	239.0	13.15	8.60	11.26	0.22	1.90	5.22	0.01	-0.13	14.25	13.37	140.30
California Companies(5)	10.69	8,561	104.5	12.30	6.69	10.65	0.33	3.95	6.18	1.06	0.48	13.05	12.97	148.53
Florida Companies(3)	9.42	55,216	896.8	11.85	9.25	9.79	0.22	-51.00	-32.57	-1.93	-1.47	5.89	5.57	89.77
Mid-Atlantic Companies(36)	12.55	46,768	574.3	14.44	9.79	12.65	-1.39	2.36	1.03	0.13	0.17	14.05	12.59	143.64
Mid-West Companies(32)	8.59	30,997	131.9	11.08	6.74	8.50	2.10	-7.24	6.80	-0.21	-0.51	13.62	12.92	152.40
New England Companies(17)	15.74	36,494	462.1	16.81	11.48	15.74	-0.41	22.81	7.01	0.83	0.79	15.84	14.11	139.31
North-West Companies(5)	7.96	32,589	392.2	9.44	6.26	8.17	-2.51	0.06	22.51	-0.50	-0.48	13.03	12.16	105.43
South-East Companies(15)	12.35	6,783	71.4	14.51	9.68	12.45	0.38	-1.44	5.28	-0.38	-0.59	16.61	16.21	139.73
South-West Companies(3)	13.01	16,134	210.1	14.06	9.51	12.78	1.72	14.43	13.87	0.47	0.15	15.62	15.60	110.49
Western Companies (Excl CA)(3)	14.01	10,891	155.7	16.11	11.84	13.95	0.61	-6.31	-2.69	0.45	0.36	14.62	14.54	95.44
Thrift Strategy(113)	11.53	29,922	307.4	13.46	8.89	11.56	-0.16	1.33	5.08	0.07	-0.03	14.37	13.44	139.28
Mortgage Banker Strategy(3)	3.30	32,019	56.2	4.41	1.86	3.22	10.26	-16.84	-12.08	-1.28	-2.08	4.46	4.33	121.54
Real Estate Strategy(1)	2.00	25,670	51.3	2.35	1.61	1.94	3.09	-12.28	9.89	-0.38	-0.57	2.90	2.90	30.28
Diversified Strategy(2)	27.95	181,768	2,519.2	32.97	22.52	28.23	-1.53	-7.64	-7.99	1.05	0.81	25.81	21.10	265.04
Companies Issuing Dividends(74)	13.62	39,603	504.8	15.71	10.67	13.68	-0.45	3.30	1.16	0.72	0.67	15.15	13.84	145.38
Companies Without Dividends(45)	8.18	21,470	70.8	9.90	6.03	8.15	1.03	-3.75	9.67	-1.03	-1.26	12.70	12.27	131.61
Equity/Assets <6%(9)	2.33	15,126	22.3	5.04	1.35	2.31	6.39	-44.10	-2.66	-3.58	-3.49	5.68	4.93	185.46
Equity/Assets 6-12%(58)	12.09	29,313	206.6	14.27	9.16	12.13	-0.55	0.42	5.20	0.39	0.16	15.10	14.23	176.94
Equity/Assets >12%(52)	12.36	39,086	534.1	13.91	9.78	12.37	-0.13	7.90	4.73	0.24	0.20	14.57	13.46	91.50
Converted Last 3 Mths (no MHC)(2)	10.76	21,902	227.6	11.50	9.09	10.70	0.59	18.86	19.24	0.11	0.28	14.42	14.40	70.68
Actively Traded Companies(4)	23.85	33,102	503.1	26.93	16.94	23.86	-1.05	18.80	6.56	1.62	1.60	22.16	20.69	277.82
Market Value Below $20 Million(15)	4.65	4,063	10.7	7.16	3.82	4.66	2.10	-21.30	0.21	-2.16	-2.43	9.16	9.13	156.71
Holding Company Structure(114)	11.14	33,779	348.4	13.12	8.63	11.17	0.24	0.47	4.46	-0.04	-0.15	14.06	13.10	136.88
Assets Over $1 Billion(56)	12.21	63,400	662.4	14.71	9.76	12.30	0.11	-5.95	-1.78	0.37	0.27	13.25	11.81	133.31
Assets $500 Million-$1 Billion(32)	10.87	6,849	59.8	12.62	7.89	10.90	-0.57	5.13	9.56	-0.63	-0.72	14.71	14.11	151.55
Assets $250-$500 Million(22)	11.87	3,350	35.2	12.74	8.88	11.73	1.61	7.38	13.44	0.35	0.17	16.09	15.40	145.30
Assets less than $250 Million(9)	8.72	1,935	16.8	10.56	6.98	8.75	-0.94	8.68	3.73	-0.35	-0.58	13.86	13.83	130.11
Goodwill Companies(71)	11.77	37,750	460.5	14.12	9.19	11.82	-0.22	-1.02	4.77	0.07	-0.02	14.46	12.87	148.38
Non-Goodwill Companies(47)	11.35	24,889	151.1	12.64	8.58	11.34	0.37	4.53	4.69	0.05	-0.11	13.89	13.88	125.99
Acquirors of FSLIC Cases(1)	15.27	112,074	1,711.4	19.48	13.97	15.42	-0.97	-18.95	-9.75	1.06	1.43	16.43	14.14	120.33

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65
NASDAQ Listed OTC Companies(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65
Mid-Atlantic Companies(15)	9.00	28,626	122.0	10.91	6.99	9.03	0.18	-6.20	0.61	0.23	0.25	8.20	7.80	77.73
Mid-West Companies(6)	7.93	61,459	162.7	9.50	6.20	8.07	-1.32	-5.54	0.86	0.17	-0.01	7.46	6.51	58.37
New England Companies(3)	8.98	12,002	55.3	9.78	5.72	8.95	-0.50	17.53	20.05	0.34	0.36	8.12	7.54	79.54
South-East Companies(2)	11.58	12,468	76.1	12.37	9.25	11.39	1.72	15.80	22.54	0.28	0.09	9.68	9.54	57.14
Thrift Strategy(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65
Companies Issuing Dividends(16)	9.85	15,641	60.5	11.23	7.70	9.92	-0.94	3.35	6.79	0.29	0.24	8.63	8.12	74.16
Companies Without Dividends(10)	7.60	59,585	209.4	9.54	5.53	7.57	1.07	-8.60	1.70	0.14	0.10	7.38	6.81	67.90
Equity/Assets <6%(1)	9.22	2,485	8.3	10.25	6.00	10.23	-9.87	36.80	8.47	1.01	0.81	9.81	8.26	164.40
Equity/Assets 6-12%(15)	8.97	17,947	79.9	10.27	6.66	8.93	0.42	3.76	6.75	0.32	0.23	8.21	7.82	80.80
Equity/Assets >12%(10)	8.88	62,084	199.5	11.07	7.20	8.93	0.01	-14.34	1.01	0.00	0.04	7.80	7.15	46.11
Market Value Below $20 Million(1)	0.53	12,889	1.9	6.95	0.48	0.50	6.00	-92.44	-58.91	-1.08	-0.41	5.68	5.68	40.68
Holding Company Structure(24)	9.05	34,184	124.3	10.66	6.88	9.08	-0.08	-1.01	4.68	0.23	0.18	8.24	7.68	72.46
Assets Over $1 Billion(10)	10.46	79,531	296.1	12.02	8.14	10.40	0.76	-9.28	6.73	0.18	0.03	7.45	6.91	59.97
Assets $500 Million-$1 Billion(7)	7.91	7,836	20.5	9.77	5.86	7.79	2.17	-9.46	-1.75	0.11	0.19	8.00	7.81	83.37
Assets $250-$500 Million(8)	8.25	6,504	21.1	9.57	6.09	8.39	-1.80	16.60	10.28	0.39	0.36	9.09	8.43	79.64
Assets less than $250 Million(1)	8.17	7,790	25.5	10.76	7.73	9.19	-11.10	-18.87	-11.68	0.17	0.16	7.47	5.58	30.99
Goodwill Companies(16)	9.63	46,422	176.5	10.87	7.23	9.74	-1.30	3.19	8.17	0.28	0.23	7.99	7.16	68.49
Non-Goodwill Companies(9)	8.62	9,351	22.1	10.37	6.83	8.52	1.41	0.69	5.88	0.30	0.17	8.71	8.71	81.85
MHC Institutions(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	13.87	98,478	1,365.9	16.86	11.55	14.34	-3.28	-16.90	-0.29	0.90	0.86	12.84	10.96	179.81
BBX	BankAtlantic Bancorp Inc of FL*	0.90	62,954	56.7	2.64	0.60	0.89	1.12	-63.86	-21.74	-2.37	-2.42	1.01	0.77	71.92
BKU	BankUnited, Inc.*	27.07	97,238	2,632.2	29.90	26.90	28.21	-4.04	0.26	0.26	0.07	1.74	14.78	14.07	111.15
FBC	Flagstar Bancorp, Inc. of MI*	1.44	553,712	797.3	6.10	1.13	1.46	-1.37	-76.59	-11.66	-0.62	-0.96	1.78	1.78	23.51
NYB	New York Community Bcrp of NY*	16.26	437,341	7,111.2	19.33	14.90	16.19	0.43	-0.25	-13.74	1.25	1.01	12.67	6.94	93.86
PFS	Provident Fin. Serv. Inc of NJ*	13.99	60,034	839.9	15.66	11.14	14.03	-0.29	6.71	-7.53	0.83	0.82	15.35	9.48	113.68
AMEX Traded Companies															
TSH	Teche Hlding Cp of N Iberia LA*	35.71	2,084	74.4	37.32	26.01	36.65	-2.56	13.11	2.53	3.45	3.51	36.71	34.94	361.66
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA(8)*	11.44	20,232	231.5	13.23	8.51	11.85	-3.46	14.63	-4.11	0.38	0.38	10.52	10.52	58.00
ALLB	Alliance Bancorp, Inc. of PA*	10.86	5,474	59.4	11.70	8.54	10.83	0.28	7.31	-2.69	0.29	0.29	15.66	15.66	86.28
ABCW	Anchor BanCorp Wisconsin of WI*	0.88	21,683	19.1	1.90	0.40	0.68	29.41	-4.35	-26.67	-2.71	-3.40	0.15	0.00	175.43
ANCB	Anchor Bancorp of Aberdeen, WA*	9.56	2,550	24.4	11.28	9.53	10.10	-5.35	-4.40	-4.40	-2.16	-2.26	24.37	24.37	200.05
AFCB	Athens Bancshares, Inc. of TN*	13.55	2,553	34.6	14.05	10.50	13.75	-1.45	21.52	8.49	0.69	0.71	19.51	19.35	111.10
ACFC	Atlantic Coast Fin. Corp of GA*	9.73	2,629	25.6	18.01	5.51	9.74	-0.10	-35.13	8.96	-6.99	-9.12	24.51	24.47	344.71
BCSB	BCSB Bancorp, Inc. of MD*	13.42	3,192	42.8	13.73	9.44	13.37	0.37	35.56	18.76	0.26	0.25	15.81	15.79	195.73
BKMU	Bank Mutual Corp of WI*	3.95	45,819	181.0	7.27	3.60	3.70	6.76	-43.89	-17.36	-1.61	-1.91	6.82	5.66	55.20
BFIN	BankFinancial Corp. of IL*	8.55	21,073	180.2	10.11	8.12	8.60	-0.58	-8.36	-12.31	-0.28	-0.24	11.90	10.59	80.92
BFED	Beacon Federal Bancorp of NY*	13.51	6,413	86.6	14.99	8.43	14.30	-5.52	42.21	14.49	0.87	0.94	17.36	17.36	161.21
BNCL	Beneficial Mut MHC of PA(43.7)	8.35	80,718	301.1	11.05	7.15	8.34	0.12	-21.96	-5.44	-0.22	-0.19	7.54	5.97	60.73
BHLB	Berkshire Hills Bancorp of MA*	21.11	14,115	298.0	22.92	16.81	21.24	-0.61	3.03	-4.52	0.94	1.03	27.63	15.42	204.40
BOFI	Bofi Holding, Inc. Of CA*	16.23	10,352	168.0	16.95	10.80	16.07	1.00	1.56	4.64	1.87	1.54	13.25	13.25	167.71
BYFC	Broadway Financial Corp. of CA*	2.42	1,744	4.2	4.45	1.68	2.41	0.41	-43.19	-0.41	1.10	0.45	9.60	9.60	277.48
BRKL	Brookline Bancorp, Inc. of MA*	8.43	59,072	498.0	11.68	8.36	8.96	-5.92	-23.50	-22.30	0.49	0.49	8.42	7.54	51.76
BFSB	Brooklyn Fed MHC of NY (28.2)	0.53	12,889	1.9	6.95	0.48	0.50	6.00	-92.44	-58.91	-1.08	-0.41	5.68	5.68	40.68
CITZ	CFS Bancorp, Inc of Munster IN*	5.34	10,869	58.0	6.25	4.01	5.49	-2.73	-9.64	2.10	0.32	0.27	10.39	10.38	103.20
CMSB	CMS Bancorp Inc of W Plains NY*	8.66	1,863	16.1	10.75	7.52	8.52	1.64	12.47	-12.17	0.12	-0.09	11.60	11.60	132.23
CBNJ	Cape Bancorp, Inc. of NJ*	10.32	13,314	137.4	10.40	6.79	10.33	-0.10	41.37	21.41	0.88	0.87	10.60	8.87	79.74
CFFN	Capitol Federal Fin Inc. of KS*	11.46	167,494	1,919.5	15.57	10.16	11.01	4.09	-22.93	-3.78	0.22	0.37	11.50	11.50	58.11
CARV	Carver Bancorp, Inc. of NY*	0.50	2,484	1.2	8.85	0.31	0.57	-12.28	-94.39	-73.82	-14.59	-15.04	3.72	3.67	299.32
CEBK	Central Bncrp of Somerville MA*	18.70	1,681	31.4	20.00	9.80	18.85	-0.80	86.07	35.70	1.31	1.04	21.98	20.66	304.78
CFBK	Central Federal Corp. of OH*	1.50	4,128	6.2	2.26	0.45	1.25	20.00	-6.25	194.12	-1.66	-1.98	2.16	2.13	66.67
CHFN	Charter Fin Corp MHC GA (49.0)	10.91	18,588	125.0	11.24	7.50	10.72	1.77	9.10	22.58	0.16	-0.21	7.26	6.98	57.23
CHEV	Cheviot Fin Cp MHC of OH(38.5)	9.20	8,865	31.4	9.50	7.30	8.98	2.45	6.36	3.37	0.23	0.19	7.87	6.57	68.52
CBNK	Chicopee Bancorp, Inc. of MA*	14.51	5,980	86.8	14.70	10.79	14.30	1.47	12.57	14.70	0.09	0.07	15.38	15.38	97.28
CZWI	Citizens Comm Bncorp Inc of WI*	5.25	5,113	26.8	5.70	3.51	5.25	0.00	29.63	32.91	-1.47	-1.18	10.13	9.99	113.50
CSBC	Citizens South Bnkg Corp of NC*	4.64	11,509	53.4	6.38	3.90	4.76	-2.52	-15.79	6.91	-0.31	-0.25	6.24	6.10	90.49
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	10.93	26,137	105.0	12.18	8.08	10.82	1.02	13.62	1.11	0.33	0.33	6.83	6.83	43.04
COBK	Colonial Financial Serv. of NJ*	12.72	4,188	53.3	13.09	9.35	12.72	0.00	19.55	4.26	0.89	0.86	16.82	16.82	143.70
CFFC	Community Fin. Corp. of VA*	3.49	4,362	15.2	5.10	2.72	3.14	11.15	-22.44	0.29	0.32	0.15	8.42	8.42	120.97
DNBK	Danvers Bancorp, Inc. of MA(8)*	22.10	20,687	457.2	22.63	14.19	22.34	-1.07	33.37	25.07	0.83	0.82	13.83	12.25	134.11
DCOM	Dime Community Bancshars of NY*	14.19	34,683	492.2	15.89	11.52	14.71	-3.54	2.09	-2.74	1.24	1.27	9.72	8.11	119.44
ESBF	ESB Financial Corp. of PA*	12.30	14,812	182.2	14.33	10.03	12.92	-4.80	0.82	-9.09	1.04	1.08	11.47	8.61	129.95
ESSA	ESSA Bancorp, Inc. of PA*	11.32	12,468	141.1	13.49	10.62	11.84	-4.39	-13.19	-14.37	0.35	0.29	13.04	13.04	87.73
EBMT	Eagle Bancorp Montanta of MT*	11.08	4,083	45.2	11.81	8.76	11.25	-1.51	6.44	2.31	0.60	0.24	12.97	12.97	81.95
ESBK	Elmira Svgs Bank, FSB of NY*	16.75	1,964	32.9	18.50	14.15	16.78	-0.18	-0.06	-8.22	2.46	1.19	19.31	12.73	254.50
FFDF	FFD Financial Corp of Dover OH*	14.30	1,012	14.5	15.00	13.00	14.50	-1.38	2.14	0.42	1.33	0.85	18.34	18.34	206.72
FFCO	FedFirst Financial Corp of PA*	15.00	2,991	44.9	15.50	7.84	14.59	2.81	28.87	9.01	0.18	0.33	19.84	19.40	113.46
FSBI	Fidelity Bancorp, Inc. of PA*	8.98	3,062	27.5	9.75	4.92	8.90	0.90	19.57	58.38	0.09	0.52	14.06	13.19	223.65
FABK	First Advantage Bancorp of TN*	13.05	4,108	53.6	13.89	10.12	13.16	-0.84	22.65	7.58	0.41	0.20	16.24	16.24	84.04
FBSI	First Bancshares, Inc. of MO*	6.05	1,551	9.4	9.70	5.12	6.05	0.00	-33.81	-9.84	-2.43	-2.45	12.58	12.52	131.65
FCAP	First Capital, Inc. of IN*	16.60	2,787	46.3	16.81	14.19	16.50	0.61	7.79	-0.24	1.35	1.18	17.31	15.35	161.19
FCLF	First Clover Leaf Fin Cp of IL*	6.90	7,888	54.4	7.57	5.19	6.99	-1.29	12.20	1.77	0.48	0.38	9.80	8.22	72.89
FCFL	First Community Bk Corp of FL*	0.29	5,457	1.6	3.00	0.25	0.28	3.57	-89.42	-76.23	-3.49	-3.74	1.88	1.88	86.25
FDEF	First Defiance Fin. Corp of OH*	14.75	9,724	143.4	15.00	8.53	13.95	5.73	18.66	23.95	0.74	0.28	23.31	16.79	212.05
FFNM	First Fed of N. Michigan of MI*	3.65	2,884	10.5	4.01	1.81	3.57	2.24	82.50	30.36	0.07	0.00	8.15	7.95	74.70
FFBHD	First Fed. Bancshares of AR(8)*	7.57	969	7.3	19.50	4.70	10.40	-27.21	-56.24	1.07	-7.58	-8.88	19.11	19.11	596.16
FFNW	First Fin NW, Inc of Renton WA*	6.12	18,805	115.1	6.43	3.21	6.17	-0.81	14.18	53.00	-1.86	-1.91	9.39	9.39	62.95
FFCH	First Fin. Holdings Inc. of SC*	9.67	16,527	159.8	15.24	8.98	10.04	-3.69	-35.27	-15.99	-0.99	-1.17	14.92	12.65	199.80

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing	12 Mo.	Book	Book	
	Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
FPTB	First PacTrust Bancorp of CA*	14.53	9,729	141.4	16.68	6.80	14.48	0.35	56.24	9.50	0.20	-0.02	13.94	13.94	85.82
FPFC	First Place Fin. Corp. of OH*	1.86	16,974	31.6	5.25	1.37	1.65	12.73	-63.53	-28.74	-2.10	-2.91	10.76	10.24	185.73
FSFG	First Savings Fin. Grp. of IN*	16.29	2,369	38.6	18.49	12.49	16.00	1.81	23.88	10.07	1.30	1.64	23.66	20.19	216.46
FFIC	Flushing Fin. Corp. of NY*	13.83	31,351	433.6	15.15	10.51	14.30	-3.29	-4.88	-1.21	1.24	1.30	12.57	12.01	137.70
FXCB	Fox Chase Bancorp, Inc. of PA*	13.28	14,550	193.2	14.03	9.13	13.28	0.00	22.62	12.07	0.24	0.15	14.22	14.22	73.63
FRNK	Franklin Financial Corp. of VA*	11.80	14,303	168.8	12.12	11.26	11.76	0.34	18.00	18.00	-0.07	0.20	17.44	17.44	76.96
GSLA	GS Financial Corp. of LA(8)*	20.59	1,258	25.9	20.77	8.50	20.61	-0.10	67.94	131.09	0.50	-0.04	22.20	22.20	209.25
GCBC	Green Co Bcrp MHC of NY (44.1)	18.38	4,146	33.3	19.97	15.01	18.06	1.77	6.86	-5.60	1.25	1.21	11.27	11.27	135.18
HFFC	HF Financial Corp. of SD*	10.95	6,979	76.4	11.27	9.25	11.05	-0.90	-1.26	1.39	0.55	0.25	13.69	13.06	172.99
HMNF	HMN Financial, Inc. of MN*	2.63	4,388	11.5	6.14	2.02	3.00	-12.33	-55.95	-6.41	-4.71	-4.99	12.77	12.77	206.79
HBNK	Hampden Bancorp, Inc. of MA*	13.40	6,799	91.1	13.80	9.06	13.20	1.52	36.73	18.27	0.28	0.24	13.66	13.66	84.57
HARL	Harleysville Svgs Fin Cp of PA*	14.86	3,732	55.5	16.20	13.71	15.14	-1.85	1.43	0.34	1.32	1.32	14.74	14.74	229.50
HBOS	Heritage Fin Group, Inc of GA*	12.00	8,713	104.6	15.72	9.32	12.15	-1.23	-20.21	-3.38	0.16	0.46	13.70	13.36	86.70
HIFS	Hingham Inst. for Sav. of MA*	51.75	2,124	109.9	52.99	35.02	51.11	1.25	43.35	16.29	5.08	5.08	35.32	35.32	486.35
HBCP	Home Bancorp Inc. Lafayette LA*	14.78	8,087	119.5	16.19	12.34	15.00	-1.47	6.79	6.95	0.57	0.66	16.39	16.18	86.62
HOME	Home Federal Bancorp Inc of ID*	10.93	16,562	181.0	15.72	10.31	10.57	3.41	-30.69	-10.92	-0.28	-0.16	11.97	11.75	80.64
HFBL	Home Federal Bancorp Inc of LA*	13.23	3,046	40.3	14.00	8.45	13.17	0.46	41.80	15.04	0.64	0.15	16.55	16.55	71.43
HFBC	HopFed Bancorp, Inc. of KY*	7.95	7,336	58.3	12.28	7.95	8.40	-5.36	-30.08	-12.06	0.89	0.38	12.73	12.62	147.57
HCBK	Hudson City Bancorp, Inc of NJ*	9.26	526,718	4,877.4	13.48	9.20	9.44	-1.91	-29.85	-27.32	-0.32	-0.35	8.98	8.68	99.54
ISBC	Investors Bcrp MHC of NJ(43.0)	14.41	113,167	721.2	15.09	10.56	14.56	-1.03	0.28	9.83	0.59	0.54	8.12	7.78	86.82
JXSB	Jacksonville Bancorp Inc of IL*	12.75	1,927	24.6	12.98	9.35	12.63	0.95	10.87	18.27	1.19	0.90	18.98	17.56	159.74
JFBI	Jefferson Bancshares Inc of TN*	3.50	6,635	23.2	5.02	2.75	3.31	5.74	-19.72	8.02	-3.53	-3.73	8.51	8.17	92.49
KFFB	KY Fst Fed Bp MHC of KY (39.3)	8.17	7,790	25.5	10.76	7.73	9.19	-11.10	-18.87	-11.68	0.17	0.16	7.47	5.58	30.99
KFFG	Kaiser Federal Fin Group of CA*	12.16	9,559	116.2	14.70	9.58	12.20	-0.33	-12.52	5.01	0.87	0.87	16.25	15.83	94.36
KRNY	Kearny Fin Cp MHC of NJ (25.1)	9.23	67,975	165.4	10.43	8.24	9.24	-0.11	-9.24	7.33	0.09	0.12	7.05	5.45	42.57
LSBI	LSB Fin. Corp. of Lafayette IN*	15.60	1,554	24.2	16.36	8.90	15.59	0.06	32.20	14.87	1.15	0.69	23.04	23.04	234.09
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.57	4,586	19.8	10.01	6.00	9.50	0.74	33.66	5.86	0.59	0.44	11.21	9.24	96.53
LSBK	Lake Shore Bnp MHC of NY(39.4)	10.88	5,957	26.6	14.00	7.52	10.80	0.74	36.00	17.88	0.51	0.38	9.27	9.27	80.42
LEGC	Legacy Bancorp, Inc. of MA(8)*	13.06	8,632	112.7	13.88	7.36	13.10	-0.31	38.05	-0.61	-0.69	-0.58	12.95	11.30	104.91
LABC	Louisiana Bancorp, Inc. of LA*	15.37	3,623	55.7	15.54	13.92	15.20	1.12	5.93	5.27	0.70	0.60	16.83	16.83	89.56
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.50	5,173	11.7	8.07	5.15	5.51	-0.18	-32.10	-6.78	0.14	0.14	7.84	7.84	67.56
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.50	5,799	11.6	5.36	3.01	4.30	4.65	19.68	12.50	0.59	0.50	7.57	7.57	92.74
MLVF	Malvern Fed Bncp MHC PA(44.6)	8.00	6,103	21.8	9.51	5.05	7.91	1.14	-12.09	6.67	-0.64	-0.63	10.59	10.59	113.29
MFLR	Mayflower Bancorp, Inc. of MA*	8.61	2,080	17.9	10.35	6.82	9.00	-4.33	19.25	-4.33	0.65	0.38	10.04	10.04	118.03
EBSB	Meridian Fn Serv MHC MA (41.4)	13.57	22,463	128.3	14.30	9.85	13.31	1.95	11.23	15.10	0.61	0.54	9.72	9.11	84.61
CASH	Meta Financial Group of IA*	13.58	3,117	42.3	37.88	11.90	14.00	-3.00	-58.22	-1.45	3.05	2.74	23.40	23.02	379.66
MFSF	MutualFirst Fin. Inc. of IN*	8.00	6,985	55.9	10.50	6.10	8.05	-0.62	0.13	-13.98	0.94	0.60	14.22	13.57	201.42
NASB	NASB Fin, Inc. of Grandview MO*	13.37	7,868	105.2	22.35	12.49	13.77	-2.90	-36.96	-20.23	0.89	-2.32	21.58	21.26	169.95
NECB	NE Comm Bncrp MHC of NY (44.6)	6.40	13,115	38.1	6.59	4.40	6.36	0.63	16.79	14.29	0.14	0.24	8.25	8.11	35.53
NHTB	NH Thrift Bancshares of NH*	13.13	5,774	75.8	13.75	9.30	13.35	-1.65	26.25	4.62	1.36	0.87	14.49	9.51	173.46
NVSL	Naug Vlly Fin MHC of CT (40.4)	8.31	7,019	23.6	9.07	4.70	8.25	0.73	17.04	23.11	0.21	0.23	7.45	7.44	80.96
NFSB	Newport Bancorp, Inc. of RI*	14.20	3,489	49.5	14.48	10.97	14.20	0.00	15.92	18.33	0.57	0.56	14.39	14.39	128.84
FFFD	North Central Bancshares of IA*	16.75	1,351	22.6	18.49	12.11	16.25	3.08	-9.46	0.36	0.92	0.92	29.39	28.90	340.20
NFBK	Northfield Bcp MHC of NY(43.4)	13.60	42,918	259.5	15.00	10.51	13.56	0.29	-9.39	2.10	0.36	0.33	9.22	8.84	54.89
NWBI	Northwest Bancshares Inc of PA*	12.19	107,733	1,313.3	12.67	10.24	12.23	-0.33	-1.69	3.48	0.57	0.58	11.95	10.32	75.39
OBAF	OBA Financial Serv. Inc of MD*	14.80	4,629	68.5	15.00	10.75	14.76	0.27	35.28	7.09	0.18	0.17	17.47	17.47	76.90
OSHC	Ocean Shore Holding Co. of NJ*	12.46	7,297	90.9	13.25	10.12	12.30	1.30	13.38	8.82	0.73	0.74	13.94	13.94	118.04
OCFC	OceanFirst Fin. Corp of NJ*	13.92	18,844	262.3	14.69	11.08	13.97	-0.36	3.96	8.16	1.12	0.98	10.93	10.93	120.11
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.25	6,348	27.2	13.50	11.00	12.05	1.66	22.50	22.50	0.39	0.39	12.09	12.09	57.04
OABC	OmniAmerican Bancorp Inc of TX*	14.62	11,839	173.1	15.93	11.00	14.31	2.17	23.48	7.90	0.14	0.05	16.76	16.76	112.76
ONFC	Oneida Financial Corp. of NY*	8.60	7,162	61.6	10.67	7.06	8.46	1.65	-16.83	9.55	0.55	0.58	11.64	8.22	92.37
ORIT	Oritani Financial Corp of NJ*	12.56	56,202	705.9	12.98	9.10	12.02	4.49	15.97	2.61	0.31	0.31	11.50	11.50	45.50
PSBH	PSB Hldgs Inc MHC of CT (42.9)	5.06	6,525	14.2	5.98	2.60	5.28	-4.17	24.32	21.93	0.20	0.32	7.19	6.08	73.05
PVFC	PVF Capital Corp. of Solon OH*	2.00	25,670	51.3	2.35	1.61	1.94	3.09	-12.28	9.89	-0.38	-0.57	2.90	2.90	30.28
PFED	Park Bancorp of Chicago IL*	3.25	1,193	3.9	5.07	3.12	3.65	-10.96	-28.26	-9.72	-4.49	-4.49	15.11	15.11	177.53
PVSA	Parkvale Financial Corp of PA*	10.30	5,582	57.5	12.00	5.75	10.71	-3.83	12.20	12.20	-2.81	1.14	16.19	11.16	320.87
PBHC	Pathfinder BC MHC of NY (36.3)	9.22	2,485	8.3	10.25	6.00	10.23	-9.87	36.80	8.47	1.01	0.81	9.81	8.26	164.40
PEOP	Peoples Fed Bancshrs Inc of MA*	14.24	7,142	101.7	14.91	10.10	13.99	1.79	42.40	9.45	-0.01	0.45	16.31	16.31	74.01
PBCT	Peoples United Financial of CT*	13.16	354,940	4,671.0	14.94	12.17	13.51	-2.59	-10.35	-6.07	0.35	0.36	14.54	9.04	70.33
PROV	Provident Fin. Holdings of CA*	8.12	11,419	92.7	8.70	4.57	8.10	0.25	17.68	12.15	1.25	-0.42	12.22	12.22	117.26
PBNY	Provident NY Bncrp, Inc. of NY*	9.02	38,073	343.4	11.09	7.86	9.18	-1.74	-13.10	-14.01	0.54	0.36	11.04	6.74	76.68
PBIP	Prudential Bncp MHC PA (25.5)	6.45	10,031	19.5	8.00	5.50	6.55	-1.53	-11.64	6.61	0.23	0.26	5.58	5.58	52.20
PULB	Pulaski Fin Cp of St. Louis MO*	7.39	10,472	77.4	7.82	5.50	7.20	2.64	11.46	-2.51	0.81	0.42	8.34	7.96	127.78
RIVR	River Valley Bancorp of IN*	17.00	1,514	25.7	17.00	13.12	15.65	8.63	22.30	6.25	1.53	0.83	17.48	17.43	255.36
RVSB	Riverview Bancorp, Inc. of WA*	3.09	22,472	69.4	3.50	1.71	3.14	-1.59	-10.95	13.60	0.19	0.18	4.76	3.61	38.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

Financial Institution		Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
RCKB	Rockville Fin New, Inc. of CT*	9.71	29,501	286.5	10.87	6.92	9.63	0.83	19.73	20.47	0.28	0.36	11.39	11.35	64.40
ROMA	Roma Fin Corp MHC of NJ (26.2)	10.55	30,281	87.8	12.47	9.29	10.56	-0.09	-14.37	-0.47	0.18	0.14	7.02	6.96	61.20
SIFI	SI Financial Group, Inc. of CT*	10.27	10,576	108.6	10.50	6.11	9.91	3.63	53.28	4.48	0.26	0.22	12.19	11.80	87.88
SPBC	SP Bancorp, Inc. of Plano, TX*	11.86	1,725	20.5	12.50	8.71	11.68	1.54	18.60	26.44	0.65	0.08	18.61	18.61	138.44
SVBI	Severn Bancorp, Inc. of MD*	4.10	10,067	41.3	5.95	2.80	4.45	-7.87	-26.92	18.84	0.04	-0.02	7.84	7.81	96.13
STND	Standard Financial Corp. of PA*	15.40	3,478	53.6	17.03	10.90	15.34	0.39	54.00	11.19	0.64	0.90	21.74	19.00	125.26
THRD	TF Fin. Corp. of Newtown PA*	21.99	2,822	62.1	22.86	19.05	21.78	0.96	2.85	3.58	1.15	0.93	26.32	24.71	242.46
TFSL	TFS Fin Corp MHC of OH (26.4)	10.49	308,418	851.7	14.09	7.76	10.40	0.87	-25.50	16.30	-0.02	-0.06	5.68	5.65	35.29
TBNK	Territorial Bancorp, Inc of HI*	20.02	12,028	240.8	20.80	16.46	20.03	-0.05	5.31	0.55	1.04	1.00	18.91	18.91	123.74
TSBK	Timberland Bancorp, Inc. of WA*	5.78	7,045	40.7	6.50	2.90	6.01	-3.83	20.42	60.11	0.29	0.16	10.18	9.31	105.59
TRST	TrustCo Bank Corp NY of NY*	5.67	77,244	438.0	7.07	5.19	5.74	-1.22	-18.88	-10.57	0.39	0.35	3.35	3.34	51.89
UCBA	United Comm Bncp MHC IN (40.7)	7.11	7,846	22.7	8.13	6.04	7.40	-3.92	-5.20	-1.93	0.15	0.12	7.04	6.57	62.55
UCFC	United Community Fin. of OH*	1.38	30,951	42.7	2.17	1.10	1.33	3.76	-33.33	2.99	-0.94	-1.19	5.73	5.72	68.34
UBNK	United Financial Bncrp of MA*	16.05	16,096	258.3	16.76	12.68	16.00	0.31	15.63	5.11	0.67	0.66	13.92	13.38	99.39
VPFG	ViewPoint Financal Group of TX*	12.54	34,839	436.9	13.75	8.82	12.36	1.46	1.21	7.27	0.62	0.33	11.48	11.44	80.26
WSB	WSB Holdings, Inc. of Bowie MD*	2.81	7,992	22.5	3.75	1.85	3.10	-9.35	-17.35	22.17	-0.49	-0.45	6.55	6.55	51.22
WSFS	WSFS Financial Corp. of DE*	42.74	8,595	367.4	50.99	32.87	42.94	-0.47	-4.92	-9.91	1.75	1.27	37.08	33.15	459.75
WVFC	WVS Financial Corp. of PA*	8.85	2,058	18.2	13.70	8.31	8.65	2.31	-36.56	-2.64	0.30	0.33	13.78	13.78	120.22
WFSL	Washington Federal, Inc. of WA*	15.27	112,074	1,711.4	19.48	13.97	15.42	-0.97	-18.95	-9.75	1.06	1.43	16.43	14.14	120.33
WSBF	Waterstone Fin MHC of WI(26.2)	3.03	31,250	24.8	4.52	2.37	2.94	3.06	-23.68	-6.77	-0.11	-0.92	5.47	5.47	56.35
WAYN	Wayne Savings Bancshares of OH*	8.59	3,004	25.8	9.93	7.11	8.40	2.26	0.70	-4.34	0.74	0.69	12.65	11.97	136.32
WFD	Westfield Fin. Inc. of MA*	8.78	28,046	246.2	9.45	7.23	8.87	-1.01	1.86	-5.08	0.11	0.01	7.89	7.89	44.19
WBKC	Wolverine Bancorp, Inc. of MI*	14.90	2,508	37.4	14.99	11.00	14.50	2.76	49.00	49.00	-1.74	-1.08	24.93	24.93	130.93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(119)	11.65	10.98	0.02	1.31	3.99	-0.07	0.36	3.80	58.03	1.84	16.94	79.39	9.60	87.23	19.06	0.22	1.63	26.91
NYSE Traded Companies(6)	9.40	7.37	-0.51	-1.36	5.09	-0.55	-2.69	5.47	35.19	2.33	15.09	113.44	11.51	149.77	16.21	0.43	2.57	57.80
AMEX Traded Companies(1)	10.15	9.71	0.95	9.65	9.66	0.96	9.82	2.60	50.80	1.78	10.35	97.28	9.87	102.20	10.17	1.44	4.03	41.74
NASDAQ Listed OTC Companies(112)	11.79	11.19	0.04	1.36	3.88	-0.05	0.42	3.73	59.39	1.81	17.13	77.29	9.49	83.55	19.39	0.19	1.55	25.82
California Companies(5)	11.05	10.98	0.76	8.06	16.18	0.35	3.58	6.33	33.78	2.38	7.84	78.64	9.46	79.04	9.96	0.14	1.07	7.70
Florida Companies(3)	5.63	5.33	-2.25	0.51	0.26	-1.86	12.58	12.26	28.28	3.39	NM	95.90	8.65	108.23	15.56	0.19	0.69	0.00
Mid-Atlantic Companies(36)	11.58	10.56	0.31	4.23	3.41	0.31	4.45	3.17	43.92	1.53	17.56	89.27	10.39	103.04	18.44	0.27	2.11	32.49
Mid-West Companies(32)	9.54	9.10	-0.37	-3.42	4.05	-0.59	-6.10	5.14	39.20	2.43	12.81	62.22	6.13	65.79	16.96	0.18	1.59	24.25
New England Companies(17)	14.03	12.85	0.50	4.43	4.34	0.49	4.18	1.31	121.51	1.08	22.52	96.63	13.38	109.16	22.59	0.31	2.07	34.87
North-West Companies(5)	12.57	11.54	-0.44	-3.21	-1.12	-0.43	-3.21	9.00	21.94	2.19	16.87	63.81	8.15	72.02	21.32	0.05	0.31	7.55
South-East Companies(15)	14.16	13.95	-0.13	-1.15	2.19	-0.22	-1.53	3.06	90.94	1.71	20.18	71.17	10.69	73.02	21.10	0.19	0.98	22.43
South-West Companies(3)	14.20	14.19	0.46	4.02	3.79	0.17	1.47	2.07	48.98	1.17	19.24	86.73	12.39	86.86	38.00	0.07	0.53	10.75
Western Companies (Excl CA)(3)	15.32	15.24	0.41	2.77	2.68	0.30	2.02	1.21	44.43	1.25	18.86	94.20	14.42	94.77	20.02	0.29	2.11	40.64
Thrift Strategy(113)	11.83	11.20	0.06	1.31	4.12	-0.02	0.54	3.54	59.43	1.74	16.67	79.08	9.73	86.39	18.56	0.22	1.66	27.24
Mortgage Banker Strategy(3)	3.97	3.83	-1.16	10.79	15.39	-1.76	-3.63	10.63	34.68	4.59	6.50	77.78	2.89	91.67	NM	0.01	0.16	3.20
Real Estate Strategy(1)	9.58	9.58	-1.16	-12.10	-19.00	-1.74	-18.15	9.28	40.86	4.97	NM	68.97	6.61	68.97	NM	0.00	0.00	0.00
Diversified Strategy(2)	14.37	10.61	0.46	3.34	3.38	0.42	2.78	2.72	39.35	1.56	31.01	102.89	14.00	137.25	35.10	0.55	2.96	27.43
Companies Issuing Dividends(74)	12.24	11.34	0.48	4.40	4.97	0.42	3.94	2.30	58.31	1.47	17.14	90.34	11.08	101.18	18.93	0.35	2.65	39.29
Companies Without Dividends(45)	10.71	10.41	-0.70	-4.54	1.72	-0.86	-6.41	6.21	57.57	2.44	16.26	61.55	7.24	64.52	19.56	0.00	0.00	0.00
Equity/Assets <6%(9)	2.81	2.52	-2.11	-13.75	9.09	-2.20	-13.44	10.42	34.92	3.85	2.20	41.93	1.20	50.29	7.21	0.01	0.10	0.00
Equity/Assets 6-12%(58)	8.75	8.33	0.10	1.82	5.51	-0.05	0.24	3.97	54.43	1.82	13.64	78.07	6.78	83.65	17.00	0.26	1.81	24.92
Equity/Assets >12%(52)	16.32	15.30	0.27	1.98	2.21	0.25	1.66	2.73	64.86	1.55	21.89	86.11	14.10	96.42	22.76	0.21	1.66	30.60
Converted Last 3 Mths (no MHC)(2)	20.17	20.15	0.20	4.17	1.15	0.45	5.37	2.28	67.12	1.74	34.68	76.46	15.21	76.61	26.97	0.13	1.34	0.00
Actively Traded Companies(4)	8.90	8.11	0.48	5.39	3.38	0.51	5.49	3.06	49.62	1.77	12.96	97.34	8.58	105.37	12.95	0.40	1.64	18.94
Market Value Below $20 Million(15)	6.42	6.39	-1.16	-6.70	11.17	-1.34	-8.62	7.58	37.18	2.93	13.32	46.35	3.41	46.54	18.99	0.08	0.67	20.20
Holding Company Structure(114)	11.72	11.04	0.00	1.04	3.97	-0.09	0.12	3.80	58.44	1.86	17.09	78.57	9.62	86.36	19.10	0.21	1.62	26.90
Assets Over $1 Billion(56)	11.55	10.53	0.17	2.52	4.51	0.07	1.40	3.42	49.17	1.82	16.36	91.08	10.66	104.11	18.79	0.28	2.14	32.33
Assets $500 Million-$1 Billion(32)	11.24	10.78	-0.21	-0.24	1.48	-0.24	-0.39	4.86	42.45	1.82	17.03	70.16	8.51	73.93	19.15	0.16	1.03	18.41
Assets $250-$500 Million(22)	12.57	12.22	0.04	1.82	5.81	-0.07	0.49	3.82	92.91	2.06	17.65	70.39	9.36	74.25	18.93	0.19	1.31	26.59
Assets less than $250 Million(9)	11.47	11.44	-0.15	-1.79	4.84	-0.35	-3.44	3.07	91.49	1.55	18.48	62.30	7.39	62.45	22.10	0.15	1.24	25.55
Goodwill Companies(71)	10.96	9.85	0.08	1.85	4.24	0.03	1.43	3.53	48.21	1.79	16.69	80.89	9.09	93.73	18.22	0.26	2.00	28.64
Non-Goodwill Companies(47)	12.87	12.87	-0.05	0.77	3.58	-0.20	-0.93	4.19	73.83	1.93	17.44	78.41	10.59	78.41	20.99	0.15	1.08	24.14
Acquirors of FSLIC Cases(1)	13.65	11.98	0.90	6.62	6.94	1.21	8.93	0.00	0.00	1.90	14.41	92.94	12.69	107.99	10.68	0.24	1.57	22.64

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets	Tang. Equity/ Assets	ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. MHC Institutions																		
All Public Companies(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42
NASDAQ Listed OTC Companies(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42
Mid-Atlantic Companies(15)	12.10	11.54	0.17	2.14	3.28	0.27	2.65	5.58	37.60	1.77	22.79	107.07	12.75	114.35	22.71	0.16	1.44	27.06
Mid-West Companies(6)	14.04	12.50	0.28	1.72	1.51	-0.02	-1.25	4.29	26.05	1.29	28.11	108.79	16.03	123.22	21.75	0.22	2.72	0.00
New England Companies(3)	10.18	9.50	0.43	4.08	3.66	0.46	4.50	2.74	19.92	1.12	29.04	107.18	11.08	114.62	25.69	0.04	0.48	19.05
South-East Companies(2)	16.94	16.73	0.47	2.20	2.33	0.17	-2.88	2.04	26.15	1.05	31.41	125.80	20.27	128.81	31.41	0.30	2.55	0.00
Thrift Strategy(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42
Companies Issuing Dividends(16)	13.65	12.79	0.41	3.06	2.56	0.35	2.46	3.44	30.10	1.33	29.15	114.46	15.44	123.70	26.96	0.28	2.87	49.32
Companies Without Dividends(10)	11.33	10.67	0.02	1.19	3.21	0.02	0.58	5.59	31.53	1.76	20.64	100.80	11.68	108.63	20.53	0.00	0.00	0.00
Equity/Assets <6%(1)	5.97	5.07	0.64	8.23	10.95	0.51	6.60	0.00	0.00	1.31	9.13	93.99	5.61	111.62	11.38	0.12	1.30	11.88
Equity/Assets 6-12%(15)	10.34	9.89	0.39	3.70	3.11	0.27	2.42	3.17	34.47	1.30	25.34	107.27	11.11	112.61	24.24	0.17	1.73	18.67
Equity/Assets >12%(10)	17.45	16.13	-0.03	-1.13	1.21	0.11	-0.32	5.89	26.61	1.86	34.59	113.53	19.57	126.78	29.04	0.17	1.76	66.67
Market Value Below $20 Million(1)	13.96	13.96	-2.64	-17.20	0.00	-1.00	-6.53	19.04	21.80	5.15	NM	9.33	1.30	9.33	NM	0.00	0.00	0.00
Holding Company Structure(24)	12.81	12.00	0.24	2.20	2.77	0.21	1.55	4.45	30.77	1.53	25.31	108.72	14.00	117.76	23.92	0.18	1.79	24.66
Assets Over $1 Billion(10)	12.95	12.09	0.27	2.07	0.99	0.02	-0.37	3.84	33.47	1.56	28.15	138.54	18.25	149.58	25.91	0.11	0.98	22.22
Assets $500 Million-$1 Billion(7)	10.17	9.92	-0.05	0.90	3.42	0.16	2.25	6.94	34.46	1.81	25.99	93.06	8.98	96.39	21.28	0.20	1.71	28.29
Assets $250-$500 Million(8)	13.28	12.64	0.46	3.93	4.47	0.45	3.66	3.57	26.08	1.23	23.78	89.64	11.87	96.80	24.99	0.19	2.17	16.70
Assets less than $250 Million(1)	24.10	19.17	0.56	2.29	2.08	0.52	2.15	3.15	20.59	0.82	NM	109.37	26.36	146.42	NM	0.40	4.90	0.00
Goodwill Companies(16)	13.35	12.13	0.38	3.06	2.81	0.32	2.56	3.49	29.74	1.33	26.83	122.35	16.30	135.91	23.37	0.17	1.86	19.38
Non-Goodwill Companies(9)	11.32	11.32	0.36	3.27	2.78	0.16	0.84	3.64	34.84	1.41	23.73	94.74	10.80	94.74	24.72	0.20	1.67	27.73
MHC Institutions(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.14	6.16	0.47	7.16	6.49	0.45	6.84	2.91	36.82	1.37	15.41	108.02	7.71	126.55	16.13	0.52	3.75	57.78
BBX	BankAtlantic Bancorp Inc of FL*	1.40	1.07	-3.15	NM	NM	-3.22	NM	12.26	28.28	5.12	NM	89.11	1.25	116.88	NM	0.00	0.00	NM
BKU	BankUnited, Inc.*	13.30	12.74	0.06	0.51	0.26	1.56	12.58	NA	NA	1.64	NM	183.15	24.35	192.40	15.56	0.56	2.07	NM
FBC	Flagstar Bancorp, Inc. of MI*	7.57	7.57	-2.51	-29.95	NM	-3.88	-46.38	8.77	23.73	3.67	NM	80.90	6.13	80.90	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	13.50	7.88	1.31	9.97	7.69	1.06	8.05	1.89	20.36	0.55	13.01	128.33	17.32	234.29	16.10	1.00	6.15	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.50	8.79	0.73	5.50	5.93	0.72	5.43	1.51	66.77	1.63	16.86	91.14	12.31	147.57	17.06	0.48	3.43	57.83
AMEX Traded Companies																			
TSH	Teche Hlding Cp of N Iberia LA*	10.15	9.71	0.95	9.65	9.66	0.96	9.82	2.60	50.80	1.78	10.35	97.28	9.87	102.20	10.17	1.44	4.03	41.74
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA(8)*	18.14	18.14	0.62	3.61	3.32	0.62	3.61	3.74	9.81	0.63	30.11	108.75	19.72	108.75	30.11	0.24	2.10	63.16
ALLB	Alliance Bancorp, Inc. of PA*	18.15	18.15	0.35	2.83	2.67	0.35	2.83	4.11	27.25	1.80	37.45	69.35	12.59	69.35	37.45	0.16	1.47	55.17
ABCW	Anchor BanCorp Wisconsin of WI*	0.09	0.00	-1.38	NM	NM	-1.73	NM	13.74	31.99	5.51	NM	NM	0.50	NM	NM	0.00	0.00	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	12.18	12.18	-1.10	-10.44	-22.59	-1.15	-10.92	NA	NA	2.22	NM	39.23	4.78	39.23	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.56	17.44	0.63	3.53	5.09	0.64	3.63	3.02	47.15	1.90	19.64	69.45	12.20	70.03	19.08	0.20	1.48	28.99
ACFC	Atlantic Coast Fin. Corp of GA*	7.11	7.10	-2.03	NM	NM	-2.65	NM	7.78	20.73	2.31	NM	39.70	2.82	39.76	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.08	8.07	0.13	1.42	1.94	0.13	1.36	1.81	44.31	1.32	NM	84.88	6.86	84.99	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	12.36	10.48	-2.38	-20.15	NM	-2.83	-23.90	5.85	31.63	3.18	NM	57.92	7.16	69.79	NM	0.04	1.01	NM
BFIN	BankFinancial Corp. of IL*	14.71	13.30	-0.37	-2.29	-3.27	-0.32	-1.97	4.51	29.27	1.70	NM	71.85	10.57	80.74	NM	0.28	3.27	NM
BFED	Beacon Federal Bancorp of NY*	10.77	10.77	0.53	5.17	6.44	0.57	5.58	1.41	104.95	1.95	15.53	77.82	8.38	77.82	14.37	0.20	1.48	22.99
BNCL	Beneficial Mut MHC of PA(43.7)	12.42	10.09	-0.37	-2.81	-2.63	-0.32	-2.42	2.79	34.72	1.71	NM	110.74	13.75	139.87	NM	0.00	0.00	NM
BHLB	Berkshire Hills Bancorp of MA*	13.52	8.02	0.47	3.44	4.45	0.52	3.76	0.81	136.11	1.49	22.46	76.40	10.33	136.90	20.50	0.64	3.03	68.09
BOFI	Bofi Holding, Inc. Of CA*	7.90	7.90	1.25	14.88	11.52	1.03	12.25	1.92	NA	0.61	8.68	122.49	9.68	122.49	10.54	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	3.46	3.46	0.37	5.89	45.45	0.15	2.41	14.25	29.66	4.73	2.20	25.21	0.87	25.21	5.38	0.00	0.00	0.00
BRKL	Brookline Bancorp, Inc. of MA*	16.27	14.82	1.05	5.83	5.81	1.05	5.83	1.04	94.82	1.19	17.20	100.12	16.29	111.80	17.20	0.34	4.03	69.39
BFSB	Brooklyn Fed MHC of NY (28.2)	13.96	13.96	-2.64	-17.20	NM	-1.00	-6.53	19.04	21.80	5.15	NM	9.33	1.30	9.33	NM	0.00	0.00	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.07	10.06	0.32	3.10	5.99	0.27	2.61	8.03	18.61	2.36	16.69	51.40	5.17	51.45	19.78	0.04	0.75	12.50
CMSB	CMS Bancorp Inc of W Plains NY*	8.77	8.77	0.09	1.04	1.39	-0.07	-0.78	NA	NA	0.65	NM	74.66	6.55	74.66	NM	0.00	0.00	0.00
CBNJ	Cape Bancorp, Inc. of NJ*	13.29	11.37	1.10	8.78	8.53	1.09	8.68	5.25	23.36	1.67	11.73	97.36	12.94	116.35	11.86	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	19.79	19.79	0.41	2.70	1.92	0.69	4.55	0.72	19.58	0.27	NM	99.65	19.72	99.65	30.97	0.30	2.62	NM
CARV	Carver Bancorp, Inc. of NY*	1.24	1.23	-4.62	NM	NM	-4.77	NM	12.22	23.48	3.53	NM	13.44	0.17	13.62	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	7.21	6.81	0.41	4.85	7.01	0.33	3.85	3.42	21.40	0.99	14.27	85.08	6.14	90.51	17.98	0.20	1.07	15.27
CFBK	Central Federal Corp. of OH*	3.24	3.20	-2.45	-35.85	NM	-2.92	-42.76	5.60	63.34	4.82	NM	69.44	2.25	70.42	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (49.0)	12.69	12.26	0.26	2.20	1.47	-0.35	-2.88	2.72	34.67	1.77	NM	150.28	19.06	156.30	NM	0.20	1.83	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	11.49	9.77	0.51	2.92	2.50	0.42	2.41	2.59	13.41	0.32	40.00	116.90	13.43	140.03	NM	0.48	5.22	NM
CBNK	Chicopee Bancorp, Inc. of MA*	15.81	15.81	0.10	0.58	0.62	0.07	0.45	0.99	77.25	0.99	NM	94.34	14.92	94.34	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	8.93	8.81	-1.30	-13.97	-28.00	-1.04	-11.22	2.65	28.66	0.98	NM	51.83	4.63	52.55	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.90	6.75	-0.33	-3.76	-6.68	-0.27	-3.03	2.44	45.93	1.65	NM	74.36	5.13	76.07	NM	0.04	0.86	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	15.87	15.87	0.78	4.89	3.02	0.78	4.89	NA	NA	0.42	33.12	160.03	25.39	160.03	33.12	0.24	2.20	72.73
COBK	Colonial Financial Serv. of NJ*	11.70	11.70	0.64	6.11	7.00	0.61	5.90	4.62	13.67	1.18	14.29	75.62	8.85	75.62	14.79	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.96	6.96	0.26	2.84	9.17	0.12	1.33	7.56	23.50	1.61	10.91	41.45	2.89	41.45	23.27	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA(8)*	10.31	9.24	0.65	5.92	3.76	0.64	5.85	0.55	124.51	1.06	26.63	159.80	16.48	180.41	26.95	0.16	0.72	19.28
DCOM	Dime Community Bancshars of NY*	8.14	6.88	1.05	13.35	8.74	1.08	13.67	1.03	46.19	0.57	11.44	145.99	11.88	174.97	11.17	0.56	3.95	45.16
ESBF	ESB Financial Corp. of PA*	8.83	6.78	0.80	9.04	8.46	0.83	9.38	0.89	38.35	1.02	11.83	107.24	9.47	142.86	11.39	0.33	2.68	31.73
ESSA	ESSA Bancorp, Inc. of PA*	14.86	14.86	0.41	2.55	3.09	0.34	2.11	1.92	38.79	1.08	32.34	86.81	12.90	86.81	39.03	0.20	1.77	57.14
EBMT	Eagle Bancorp Montanta of MT*	15.83	15.83	0.75	5.03	5.42	0.30	2.01	1.09	45.18	0.88	18.47	85.43	13.52	85.43	NM	0.28	2.53	46.67
ESBK	Elmira Svgs Bank, FSB of NY*	7.59	5.13	0.97	8.65	14.69	0.47	4.18	NA	NA	0.90	6.81	86.74	6.58	131.58	14.08	0.80	4.78	32.52
FFDF	FFD Financial Corp of Dover OH*	8.87	8.87	0.66	7.36	9.30	0.42	4.71	1.48	78.60	1.35	10.75	77.97	6.92	77.97	16.82	0.68	4.76	51.13
FFCO	FedFirst Financial Corp of PA*	17.49	17.17	0.16	1.02	1.20	0.28	1.86	0.78	107.51	1.18	NM	75.60	13.22	77.32	NM	0.12	0.80	66.67
FSBI	Fidelity Bancorp, Inc. of PA*	6.29	5.92	0.04	0.55	1.00	0.23	3.19	2.54	35.48	1.79	NM	63.87	4.02	68.08	17.27	0.08	0.89	NM
FABK	First Advantage Bancorp of TN*	19.32	19.32	0.49	2.47	3.14	0.24	1.20	0.95	111.32	1.49	31.83	80.36	15.53	80.36	NM	0.20	1.53	48.78
FBSI	First Bancshares, Inc. of MO*	9.56	9.52	-1.80	-17.26	NM	-1.81	-17.40	4.05	30.48	2.56	NM	48.09	4.60	48.32	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.74	9.64	0.83	7.84	8.13	0.72	6.85	1.88	52.51	1.57	12.30	95.90	10.30	108.14	14.07	0.76	4.58	56.30
FCLF	First Clover Leaf Fin Cp of IL*	13.44	11.53	0.65	4.88	6.96	0.52	3.87	NA	NA	1.46	14.38	70.41	9.47	83.94	18.16	0.24	3.48	50.00
FCFL	First Community Bk Corp of FL*	2.18	2.18	-3.68	NM	NM	-3.94	NM	NA	NA	3.40	NM	15.43	0.34	15.43	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	10.99	8.17	0.35	2.95	5.02	0.13	1.12	2.65	74.56	2.75	19.93	63.28	6.96	87.85	NM	0.00	0.00	0.00
FFNM	First Fed of N. Michigan of MI*	10.91	10.67	0.09	0.86	1.92	0.00	0.00	5.29	23.08	1.71	NM	44.79	4.89	45.91	NM	0.00	0.00	0.00
FFBHD	First Fed. Bancshares of AR(8)*	3.21	3.21	-1.15	-18.47	NM	-1.35	-21.64	17.31	29.12	7.39	NM	39.61	1.27	39.61	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	14.92	14.92	-2.78	-18.96	NM	-2.86	-19.47	12.52	13.67	2.48	NM	65.18	9.72	65.18	NM	0.00	0.00	NM
FFCH	First Fin. Holdings Inc. of SC*	7.47	6.40	-0.49	-5.10	-10.24	-0.58	-6.03	4.84	53.23	3.30	NM	64.81	4.84	76.44	NM	0.20	2.07	NM
FPTB	First PacTrust Bancorp of CA*	16.24	16.24	0.22	1.72	1.38	-0.02	-0.17	6.19	23.03	1.74	NM	104.23	16.93	104.23	NM	0.42	2.89	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FPFC First Place Fin. Corp. of OH*	5.79	5.53	-1.10	-13.16	NM	-1.52	-18.23	4.42	32.78	1.78	NM	17.29	1.00	18.16	NM	0.00	0.00	NM
FSFG First Savings Fin. Grp. of IN*	10.93	9.48	0.61	5.64	7.98	0.77	7.11	NA	NA	1.20	12.53	68.85	7.53	80.68	9.93	0.00	0.00	0.00
FFIC Flushing Fin. Corp. of NY*	9.13	8.76	0.91	10.09	8.97	0.96	10.58	3.76	16.90	0.84	11.15	110.02	10.04	115.15	10.64	0.52	3.76	41.94
FXCB Fox Chase Bancorp, Inc. of PA*	19.31	19.31	0.31	1.84	1.81	0.19	1.15	3.61	32.83	1.98	NM	93.39	18.04	93.39	NM	0.08	0.60	33.33
FRNK Franklin Financial Corp. of VA*	22.66	22.66	-0.09	NM	-0.59	0.26	NM	3.83	24.92	2.43	NM	67.66	15.33	67.66	NM	0.00	0.00	NM
GSLA GS Financial Corp. of LA(8)*	10.61	10.61	0.23	2.24	2.43	-0.02	-0.18	4.84	27.64	1.83	NM	92.75	9.84	92.75	NM	0.40	1.94	NM
GCBC Green Co Bcrp MHC of NY (44.1)	8.34	8.34	1.00	11.44	6.80	0.97	11.07	1.23	71.13	1.62	14.70	163.09	13.60	163.09	15.19	0.70	3.81	56.00
HFFC HF Financial Corp. of SD*	7.91	7.58	0.31	4.07	5.02	0.14	1.85	3.17	35.27	1.60	19.91	79.99	6.33	83.84	NM	0.45	4.11	NM
HMNF HMN Financial, Inc. of MN*	6.18	6.18	-2.07	-22.08	NM	-2.20	-23.39	10.91	44.57	5.21	NM	20.60	1.27	20.60	NM	0.00	0.00	NM
HBNK Hampden Bancorp, Inc. of MA*	16.15	16.15	0.33	2.03	2.09	0.28	1.74	2.52	35.01	1.28	NM	98.10	15.84	98.10	NM	0.12	0.90	42.86
HARL Harleysville Svgs Fin Cp of PA*	6.42	6.42	0.58	9.24	8.88	0.58	9.24	NA	NA	0.55	11.26	100.81	6.47	100.81	11.26	0.76	5.11	57.58
HBOS Heritage Fin Group, Inc of GA*	15.80	15.47	0.21	1.90	1.33	0.62	5.46	2.68	40.04	1.23	NM	87.59	13.84	89.82	26.09	0.12	1.00	NM
HIFS Hingham Inst. for Sav. of MA*	7.26	7.26	1.08	15.20	9.82	1.08	15.20	0.91	74.24	0.89	10.19	146.52	10.64	146.52	10.19	0.96	1.86	18.90
HBCP Home Bancorp Inc. Lafayette LA*	18.92	18.72	0.66	3.48	3.86	0.76	4.03	0.32	178.70	0.91	25.93	90.18	17.06	91.35	22.39	0.00	0.00	0.00
HOME Home Federal Bancorp Inc of ID*	14.84	14.61	-0.39	-2.28	-2.56	-0.22	-1.30	2.28	46.96	2.62	NM	91.31	13.55	93.02	NM	0.22	2.01	NM
HFBL Home Federal Bancorp Inc of LA*	23.17	23.17	0.91	3.86	4.84	0.21	0.90	0.08	408.74	0.64	20.67	79.94	18.52	79.94	NM	0.24	1.81	37.50
HFBC HopFed Bancorp, Inc. of KY*	8.63	8.56	0.61	6.44	11.19	0.26	2.75	2.10	43.22	2.34	8.93	62.45	5.39	63.00	20.92	0.32	4.03	35.96
HCBK Hudson City Bancorp, Inc of NJ*	9.02	8.75	-0.28	-3.14	-3.46	-0.31	-3.44	1.53	25.34	0.84	NM	103.12	9.30	106.68	NM	0.32	3.46	NM
ISBC Investors Bcrp MHC of NJ(43.0)	9.35	9.00	0.73	7.46	4.09	0.66	6.83	1.69	59.64	1.20	24.42	177.46	16.60	185.22	26.69	0.00	0.00	0.00
JXSB Jacksonville Bancorp Inc of IL*	11.88	11.09	0.76	7.13	9.33	0.58	5.40	NA	NA	1.62	10.71	67.18	7.98	72.61	14.17	0.30	2.35	25.21
JFBI Jefferson Bancshares Inc of TN*	9.20	8.87	-3.63	-35.48	NM	-3.84	-37.49	NA	NA	1.96	NM	41.13	3.78	42.84	NM	0.00	0.00	NM
KFFB KY Fst Fed Bp MHC of KY (39.3)	24.10	19.17	0.56	2.29	2.08	0.52	2.15	3.15	20.59	0.82	NM	109.37	26.36	146.42	NM	0.40	4.90	NM
KFFG Kaiser Federal Fin Group of CA*	17.22	16.85	0.94	7.02	7.15	0.94	7.02	3.39	38.67	1.66	13.98	74.83	12.89	76.82	13.98	0.24	1.97	27.59
KRNY Kearny Fin Cp MHC of NJ (25.1)	16.56	13.30	0.24	1.27	0.98	0.32	1.69	NA	NA	0.83	NM	130.92	21.68	169.36	NM	0.20	2.17	NM
LSBI LSB Fin. Corp. of Lafayette IN*	9.84	9.84	0.48	5.10	7.37	0.29	3.06	5.44	33.10	2.03	13.57	67.71	6.66	67.71	22.61	0.00	0.00	0.00
LPSB LaPorte Bancrp MHC of IN(45.0)	11.61	9.77	0.62	5.36	6.17	0.46	4.00	1.96	40.76	1.31	16.22	85.37	9.91	103.57	21.75	0.00	0.00	0.00
LSBK Lake Shore Bnp MHC of NY(39.4)	11.53	11.53	0.67	5.39	4.69	0.50	4.02	0.55	36.03	NA	21.33	117.37	13.53	117.37	28.63	0.28	2.57	54.90
LEGC Legacy Bancorp, Inc. of MA(8)*	12.34	10.94	-0.63	-5.13	-5.28	-0.53	-4.32	1.72	55.91	1.44	NM	100.85	12.45	115.58	NM	0.20	1.53	NM
LABC Louisiana Bancorp, Inc. of LA*	18.79	18.79	0.78	3.94	4.55	0.67	3.38	0.64	86.21	0.96	21.96	91.33	17.16	91.33	25.62	0.00	0.00	0.00
MSBF MSB Fin Corp MHC of NJ (40.3)	11.60	11.60	0.20	1.80	2.55	0.20	1.80	NA	NA	1.26	39.29	70.15	8.14	70.15	39.29	0.12	2.18	NM
MGYR Magyar Bancorp MHC of NJ(44.7)	8.16	8.16	0.63	7.91	13.11	0.54	6.70	NA	NA	0.95	7.63	59.45	4.85	59.45	9.00	0.00	0.00	0.00
MLVF Malvern Fed Bncp MHC PA(44.6)	9.35	9.35	-0.56	-5.80	-8.00	-0.55	-5.71	4.89	31.48	1.96	NM	75.54	7.06	75.54	NM	0.12	1.50	NM
MFLR Mayflower Bancorp, Inc. of MA*	8.51	8.51	0.54	6.51	7.55	0.32	3.80	NA	NA	1.00	13.25	85.76	7.29	85.76	22.66	0.24	2.79	36.92
EBSB Meridian Fn Serv MHC MA (41.4)	11.49	10.85	0.76	6.48	4.50	0.68	5.73	3.00	18.12	0.87	22.25	139.61	16.04	148.96	25.13	0.00	0.00	0.00
CASH Meta Financial Group of IA*	6.16	6.07	0.90	13.71	22.46	0.81	12.32	1.88	21.34	1.42	4.45	58.03	3.58	58.99	4.96	0.52	3.83	17.05
MFSF MutualFirst Fin. Inc. of IN*	7.06	6.76	0.46	4.98	11.75	0.29	3.18	2.69	40.53	1.63	8.51	56.26	3.97	58.95	13.33	0.24	3.00	25.53
NASB NASB Fin, Inc. of Grandview MO*	12.70	12.53	0.49	4.20	6.66	-1.27	-10.95	5.34	45.50	2.76	15.02	61.96	7.87	62.89	NM	0.00	0.00	0.00
NECB NE Comm Bncrp MHC of NY (44.6)	23.22	22.92	0.36	1.70	2.19	0.62	2.92	11.51	14.26	2.05	NM	77.58	18.01	78.91	26.67	0.12	1.88	NM
NHTB NH Thrift Bancshares of NH*	8.35	5.64	0.80	8.52	10.36	0.51	5.45	1.01	98.40	1.42	9.65	90.61	7.57	138.07	15.09	0.52	3.96	38.24
NVSL Naug Vlly Fin MHC of CT (40.4)	9.20	9.19	0.26	2.87	2.53	0.28	3.15	NA	NA	1.38	39.57	111.54	10.26	111.69	36.13	0.12	1.44	57.14
NFSB Newport Bancorp, Inc. of RI*	11.17	11.17	0.44	3.98	4.01	0.43	3.91	0.13	636.92	1.04	24.91	98.68	11.02	98.68	25.36	0.00	0.00	0.00
FFFD North Central Bancshares of IA*	8.64	8.51	0.27	2.52	5.49	0.27	2.52	3.07	44.27	1.90	18.21	56.99	4.92	57.96	18.21	0.04	0.24	4.35
NFBK Northfield Bcp MHC of NY(43.4)	16.80	16.22	0.70	3.88	2.65	0.64	3.56	2.95	31.70	2.58	37.78	147.51	24.78	153.85	NM	0.24	1.76	66.67
NWBI Northwest Bancshares Inc of PA*	15.85	13.99	0.76	4.71	4.68	0.77	4.79	2.23	42.12	1.39	21.39	102.01	16.17	118.12	21.02	0.44	3.61	NM
OBAF OBA Financial Serv. Inc of MD*	22.72	22.72	0.23	1.04	1.22	0.22	0.98	0.97	63.16	0.77	NM	84.72	19.25	84.72	NM	0.00	0.00	0.00
OSHC Ocean Shore Holding Co. of NJ*	11.81	11.81	0.65	5.33	5.86	0.66	5.40	0.69	68.75	0.61	17.07	89.38	10.56	89.38	16.84	0.24	1.93	32.88
OCFC OceanFirst Fin. Corp of NJ*	9.10	9.10	0.95	10.68	8.05	0.83	9.34	2.33	37.62	1.23	12.43	127.36	11.59	127.36	14.20	0.48	3.45	42.86
OFED Oconee Fed Fn Cp MHC SC (35.0)	21.20	21.20	0.68	NM	3.18	0.68	NM	1.35	17.63	0.33	31.41	101.32	21.48	101.32	31.41	0.40	3.27	NM
OABC OmniAmerican Bancorp Inc of TX*	14.86	14.86	0.14	0.83	0.96	0.05	0.30	3.25	24.76	1.32	NM	87.23	12.97	87.23	NM	0.00	0.00	0.00
ONFC Oneida Financial Corp. of NY*	12.60	9.24	0.63	5.56	6.40	0.67	5.86	1.15	56.43	1.61	15.64	73.88	9.31	104.62	14.83	0.48	5.58	NM
ORIT Oritani Financial Corp of NJ*	25.27	25.27	0.72	3.08	2.47	0.72	3.08	1.83	51.39	1.44	NM	109.22	27.60	109.22	NM	0.40	3.18	NM
PSBH PSB Hldgs Inc MHC of CT (42.9)	9.84	8.45	0.27	2.89	3.95	0.43	4.62	2.48	21.71	1.10	25.30	70.38	6.93	83.22	15.81	0.00	0.00	0.00
PVFC PVF Capital Corp. of Solon OH*	9.58	9.58	-1.16	-12.10	-19.00	-1.74	-18.15	9.28	40.86	4.97	NM	68.97	6.61	68.97	NM	0.00	0.00	NM
PFED Park Bancorp of Chicago IL*	8.51	8.51	-2.50	-25.17	NM	-2.50	-25.17	7.41	32.76	3.66	NM	21.51	1.83	21.51	NM	0.00	0.00	NM
PVSA Parkvale Financial Corp of PA*	5.05	3.53	-0.85	-11.87	-27.28	0.34	4.81	NA	NA	1.87	NM	63.62	3.21	92.29	9.04	0.08	0.78	NM
PBHC Pathfinder BC MHC of NY (36.3)	5.97	5.07	0.64	8.23	10.95	0.51	6.60	NA	NA	1.31	9.13	93.99	5.61	111.62	11.38	0.12	1.30	11.88
PEOP Peoples Fed Bancshrs Inc of MA*	22.04	22.04	-0.01	-0.08	-0.07	0.60	3.55	NA	NA	0.84	NM	87.31	19.24	87.31	31.64	0.00	0.00	NM
PBCT Peoples United Financial of CT*	20.67	13.94	0.54	2.33	2.66	0.55	2.40	2.84	24.23	1.01	37.60	90.51	18.71	145.58	36.56	0.63	4.79	NM
PROV Provident Fin. Holdings of CA*	10.42	10.42	1.04	10.79	15.39	-0.35	-3.63	5.88	43.77	3.15	6.50	66.45	6.92	66.45	NM	0.04	0.49	3.20
PBNY Provident NY Bncrp, Inc. of NY*	14.40	9.31	0.70	4.84	5.99	0.46	3.23	2.21	46.73	1.79	16.70	81.70	11.76	133.83	25.06	0.24	2.66	44.44
PBIP Prudential Bncp MHC PA (25.5)	10.69	10.69	0.44	4.13	3.57	0.50	4.67	NA	NA	1.30	28.04	115.59	12.36	115.59	24.81	0.00	0.00	0.00
PULB Pulaski Fin Cp of St. Louis MO*	6.53	6.25	0.60	7.32	10.96	0.31	3.79	NA	NA	2.37	9.12	88.61	5.78	92.84	17.60	0.38	5.14	46.91
RIVR River Valley Bancorp of IN*	6.85	6.83	0.59	7.33	9.00	0.32	3.98	4.53	21.71	1.40	11.11	97.25	6.66	97.53	20.48	0.84	4.94	54.90
RVSB Riverview Bancorp, Inc. of WA*	12.45	9.73	0.50	4.35	6.15	0.47	4.12	6.41	32.47	2.18	16.26	64.92	8.08	85.60	17.17	0.00	0.00	0.00
RCKB Rockville Fin New, Inc. of CT*	17.69	17.64	0.49	4.17	2.88	0.63	5.37	0.72	109.31	1.05	34.68	85.25	15.08	85.55	26.97	0.26	2.68	NM
ROMA Roma Fin Corp MHC of NJ (26.2)	11.47	11.38	0.33	2.52	1.71	0.25	1.96	NA	NA	1.11	NM	150.28	17.24	151.58	NM	0.32	3.03	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
SIFI SI Financial Group, Inc. of CT*	13.87	13.49	0.30	3.04	2.53	0.26	2.57	1.40	34.95	0.74	39.50	84.25	11.69	87.03	NM	0.12	1.17	46.15
SPBC SP Bancorp, Inc. of Plano, TX*	13.44	13.44	0.47	4.52	5.48	0.06	0.56	2.28	39.23	1.09	18.25	63.73	8.57	63.73	NM	0.00	0.00	0.00
SVBI Severn Bancorp, Inc. of MD*	8.16	8.13	0.04	0.38	0.98	-0.02	-0.19	12.62	23.95	3.75	NM	52.30	4.27	52.50	NM	0.00	0.00	0.00
STND Standard Financial Corp. of PA*	17.36	15.51	0.52	3.71	4.16	0.74	5.22	NA	NA	1.53	24.06	70.84	12.29	81.05	17.11	0.00	0.00	0.00
THRD TF Fin. Corp. of Newtown PA*	10.86	10.26	0.46	4.41	5.23	0.37	3.56	NA	NA	1.75	19.12	83.55	9.07	88.99	23.65	0.20	0.91	17.39
TFSL TFS Fin Corp MHC of OH (26.4)	16.10	16.02	-0.06	-0.35	-0.19	-0.17	-1.05	3.57	37.54	1.52	NM	184.68	29.73	185.66	NM	0.00	0.00	NM
TBNK Territorial Bancorp, Inc of HI*	15.28	15.28	0.87	5.56	5.19	0.83	5.35	0.26	41.15	0.24	19.25	105.87	16.18	105.87	20.02	0.36	1.80	34.62
TSBK Timberland Bancorp, Inc. of WA*	9.64	8.89	0.28	2.38	5.02	0.15	1.31	8.06	19.69	2.19	19.93	56.78	5.47	62.08	36.13	0.00	0.00	0.00
TRST TrustCo Bank Corp NY of NY*	6.46	6.44	0.78	11.75	6.88	0.70	10.54	1.42	76.50	1.85	14.54	169.25	10.93	169.76	16.20	0.26	4.59	66.67
UCBA United Comm Bncp MHC IN (40.7)	11.25	10.58	0.25	2.12	2.11	0.20	1.70	NA	NA	NA	NM	100.99	11.37	108.22	NM	0.44	6.19	NM
UCFC United Community Fin. of OH*	8.38	8.37	-1.30	-14.80	NM	-1.64	-18.74	9.98	21.99	2.78	NM	24.08	2.02	24.13	NM	0.00	0.00	NM
UBNK United Financial Bncrp of MA*	14.01	13.54	0.69	4.83	4.17	0.68	4.76	0.91	69.15	0.95	23.96	115.30	16.15	119.96	24.32	0.32	1.99	47.76
VPFG ViewPoint Financal Group of TX*	14.30	14.26	0.77	6.70	4.94	0.41	3.57	0.67	82.95	1.09	20.23	109.23	15.62	109.62	38.00	0.20	1.59	32.26
WSB WSB Holdings, Inc. of Bowie MD*	12.79	12.79	-0.96	-7.48	-17.44	-0.88	-6.87	11.32	22.80	4.06	NM	42.90	5.49	42.90	NM	0.00	0.00	NM
WSFS WSFS Financial Corp. of DE*	8.07	7.27	0.39	4.35	4.09	0.28	3.16	2.60	54.46	2.11	24.42	115.26	9.30	128.93	33.65	0.48	1.12	27.43
WVFC WVS Financial Corp. of PA*	11.46	11.46	0.20	2.19	3.39	0.22	2.41	0.88	27.52	1.25	29.50	64.22	7.36	64.22	26.82	0.16	1.81	53.33
WFSL Washington Federal, Inc. of WA*	13.65	11.98	0.90	6.62	6.94	1.21	8.93	NA	NA	1.90	14.41	92.94	12.69	107.99	10.68	0.24	1.57	22.64
WSBF Waterstone Fin MHC of WI(26.2)	9.71	9.71	-0.19	-2.00	-3.63	-1.56	-16.70	10.16	17.93	2.46	NM	55.39	5.38	55.39	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.28	8.82	0.55	5.90	8.61	0.51	5.50	NA	NA	1.27	11.61	67.91	6.30	71.76	12.45	0.24	2.79	32.43
WFD Westfield Fin. Inc. of MA*	17.85	17.85	0.25	1.29	1.25	0.02	0.12	0.34	167.88	1.33	NM	111.28	19.87	111.28	NM	0.24	2.73	NM
WBKC Wolverine Bancorp, Inc. of MI*	19.04	19.04	-1.33	NM	-11.68	-0.82	NM	3.29	94.49	4.01	NM	59.77	11.38	59.77	NM	0.00	0.00	NM

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 3	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 4	11577.5	1257.6	2652.9	592.2	290.1
2011:	Quarter 1	12319.7	1325.8	2781.1	578.1	293.1
As of May 13, 2011		12595.8	1337.8	2828.5	557.5	274.1

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices



SNL ThriftInvestor™

Index Values

	Index Values				Price Appreciation (%)		
	Apr 29, 11	Mar 29, 11	Dec 31, 10	Apr 29, 10	1 Month	YTD	LTM
All Pub. Traded Thrifts	575.9	575.8	592.1	646.6	0.02	-2.73	-10.93
MHC Index	3,015.8	2,973.1	2,668.9	3,457.2	1.43	12.99	-12.77
Stock Exchange Indexes							
NYSE AMEX Thrifts	374.4	377.0	364.3	338.2	-0.69	2.78	10.70
NYSE Thrifts	123.9	127.3	132.2	129.5	-2.66	-6.33	-4.34
OTC Thrifts	1,511.7	1,495.6	1,531.2	1,731.2	1.07	-1.28	-12.68
Geographic Indexes							
Mid-Atlantic Thrifts	2,465.2	2,493.5	2,669.6	2,663.1	-1.13	-7.65	-7.43
Midwestern Thrifts	1,718.2	1,695.3	1,636.7	2,471.3	1.35	4.98	-30.47
New England Thrifts	1,686.0	1,615.1	1,665.6	1,704.2	4.39	1.22	-1.07
Southeastern Thrifts	232.3	238.0	217.3	311.1	-2.41	6.86	-25.34
Southwestern Thrifts	374.1	379.7	340.0	358.8	-1.48	10.03	4.25
Western Thrifts	54.5	55.8	53.9	63.7	-2.40	0.97	-14.49
Asset Size Indexes							
Less than $250M	746.0	756.9	751.8	793.5	-1.44	-0.77	-5.99
$250M to $500M	2,835.1	2,801.8	2,657.7	2,509.9	1.19	6.67	12.96
$500M to $1B	1,284.0	1,278.0	1,177.5	1,241.7	0.46	9.04	3.41
$1B to $5B	1,558.9	1,558.8	1,513.3	1,615.8	0.01	3.01	-3.52
Over $5B	277.3	277.4	294.2	326.2	-0.03	-5.76	-14.97
Pink Indexes							
Pink Thrifts	150.4	148.6	142.6	148.5	1.20	5.45	1.27
Less than $75M	413.7	433.6	412.6	458.2	-4.59	0.26	-9.71
Over $75M	151.3	149.3	143.3	148.8	1.38	5.57	1.72
Comparative Indexes							
Dow Jones Industrials	12,810.5	12,279.0	11,577.5	11,167.3	4.33	10.65	14.71
S&P 500	1,363.6	1,319.4	1,257.6	1,206.8	3.35	8.43	13.00

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
North Carolina Thrift Acquisitions 2006-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	TE/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
05/20/2010	10/01/2010	HomeTrust Bnk	NC	Cherryville Federal S&L Association	NC	100,696	14.36	14.36	0.66	4.74	1.50	31.00	NA	NA	NA	NA	NA	NA	NA
10/13/2009	02/01/2010	HomeTrust Bnk	NC	Industrial Federal Savings Bank	NC	168,441	24.79	24.79	0.97	3.98	0.87	6.47	NA	NA	NA	NA	NA	NA	NA
07/31/2008	11/14/2008	First Community Bancshares Inc	VA	Coddle Creek Financial Corp.	NC	158,932	12.25	12.25	0.36	3.16	0.87	44.42	33.0	52.057	163.29	163.29	51.54	20.79	13.78
08/09/2007	03/28/2008	M&F Bancorp Inc.	NC	Mutual Community SB, Inc., SSB	NC	77,221	8.05	8.05	-0.71	-23.05	0.44	NA	3.2	8.750	51.21	51.21	NM	4.12	NM
				Average:		126,323	14.86	14.86	0.32	-2.79	0.92	27.30			107.25	107.25	51.54	12.46	13.78
				Median:		129,814	13.31	13.31	0.51	3.57	0.87	31.00			107.25	107.25	51.54	12.46	13.78

Source: SNL Financial, LC.

EXHIBIT IV-5

Macon Financial Corp.
Director and Senior Management Summary Resumes

Exhibit IV-5
Macon Financial Corp.
Director and Senior Management Summary Resumes

Directors

Ronald D. Beale is President of Beale Construction, Inc., a construction firm based in Franklin, North Carolina, which has been in business since 1980. He is also President of LeRon, LLC, which owns and operates a variety of storage units and a convenience store in Franklin, North Carolina. Mr. Beale was elected as a County Commissioner for Macon County in 2005, and was re-elected in 2010. He is a member and past President of The Franklin Daybreak Rotary Club. He also serves as Chairman of the North Carolina Health and Human Services Committee, a committee of the North Carolina Association of County Commissioners.

Adam W. Burrell, MD is a Board Certified Family Physician currently practicing in Franklin, North Carolina. After completing his residency in Family Medicine, Dr. Burrell completed a Fellowship in Obstetrics. He is a member of the American Academy of Family Physicians. Dr. Burrell founded and currently manages a successful multi-physician medical practice focusing on family medicine. He has served as Chief of Staff for Angel Medical Center and is involved in numerous community activities including coaching youth basketball.

Jim M. Garner is an owner and a manager of The Wayah Agency, Inc., an independent insurance agency based in Franklin, North Carolina. Mr. Garner has been an independent insurance agent for 27 years, managing a variety of commercial and personal accounts as well as serving as a partner in various real estate investments.

Stan M. Jeffress is our former Chief Financial Officer and a retired Certified Public Accountant who was licensed in Tennessee, Mississippi, and Kentucky. He has experience in both national and regional public accounting firms as well as in industry and banking. His most recent experience before retirement in 2009 was 16 years of service as Chief Financial Officer of the Bank. Mr. Jeffress serves on the board of directors of Macon Citizens for the Handicapped, which provides opportunities for developmentally challenged individuals, and Orchard View, a low-income housing nonprofit organization, based in Macon County.

Fred H. Jones is President of Jones, Key, Melvin & Patton, P.A., a Franklin, North Carolina. based law firm founded by his great-grandfather in 1878. Jones was a Morehead Scholar at the University of North Carolina-Chapel Hill ('87). He has served as Chairman of the Board of Trustees of Angel Medical Center, and on the Boards of Directors of the Rabun Gap Nacoochee School, the Franklin Area Chamber of Commerce, Macon County Habitat for Humanity, and the Little Tennessee Watershed Association. Mr. Jones' great-uncle was a founder of the Bank.

Beverly W. Mason is an owner and a broker of Lamplighter Realty, Inc. of Franklin, North Carolina. From August 1997 through January 2007, Ms. Mason was a co-owner and manager of Microtel-Franklin Hosp. LLC, a motel business, and from April 2011 through June 2010, she was a co-owner and manager of WNC Investments, LLC, a rental real estate business. Ms. Mason has served as president of the Board of Realtors and has served as a member of a number of community boards including the County Board, the County Economic Development and the Board of Adjustments.

Roger D. Plemens is our President and Chief Executive Officer. Mr. Plemens, who became President and Chief Executive Officer of Bancorp and the Bank in 2004, has served the Bank in various capacities, including mortgage officer, manager of mortgage lending, and Chief Lending Officer since joining the Bank in 1978. Mr. Plemens has 33 years of banking experience. Mr. Plemens previously served on the Board of Trustees of Angel Medical Center and currently serves on various boards within the banking industry and the local community, including, The North Carolina Bankers Association, Western Carolina University Foundation, and Macon County Economic Development Commission.

Edward R. Shatley is a retired Insurance Executive. He was the President and Chief Executive Officer of Wayah Insurance Group from 1967 until 2002. He serves as the Chairman of the Macon County Economic Development Commission, and also serves on the Board of Trustees of Angel Medical Center.

Directors (continued)

W. David Sweatt is Executive Chairman of the Bank. Since 2005, and prior to his appointment in January 2011, he served as manager of SigNet Real Estate, LLC, a family owned real estate company. During this time he also served as manager of Dockpoint LLC, an internet services company. Previously, Mr. Sweatt held a number of senior executive and operational positions within a variety of financial institutions situated throughout the Southeast. He was Executive Chairman of Chattahoochee National Bank, a de novo community bank, based in Alpharetta, Georgia, also serving as Chairman of its holding company, CNB Holdings of Georgia, Inc. He served as President and Chief Executive Officer of Royal Bankshares of Acadiana, Inc., a bank holding company, and its subsidiaries, Bank of Lafayette, an established community bank, and Trust Bank of the U.S., a non-depository trust company, all based in Lafayette, Louisiana. Previously, he served as President and Chief Executive Officer of First National Bank of Lafayette. Earlier in his career, Mr. Sweatt was employed in various operational capacities at First National Bank of South Carolina and First Tennessee Banks of Memphis and Knoxville. Mr. Sweatt has 30 years of banking experience.

Executive Officers Who Are Not Directors

Gary L. Brown (age 64) is a First Vice President and our Chief Credit Officer. Prior to his appointment in February 2011, he was the Post Closing Asset Manager in the Division of Resolutions and Receiverships of the FDIC, Jacksonville, Florida, from November 2009 until February 2011. Between May 2008 and November 2009, he was Principal of Brown Group, LLC, based in Southport, North Carolina, where he provided consulting services to community banks. Between October 2005 and May 2008, he was President and Chief Executive Officer of Traders Bank, a community bank based in Spencer, West Virginia. He has also served Fifth Third Bank as Commercial Lending Division Head, and BB&T as City Executive/Senior Lender. Mr. Brown has 34 years of banking experience.

Anthony Cataldi (age 39) is a First Vice President and our Chief Operations Officer. Mr. Cataldi is responsible for all loan and deposit operations areas of the Bank, as well as the call center and collection departments. Prior to his appointment in April of 2007, he was Director of Operations at The Lyons National Bank, a community bank based in Lyons, New York, where he was responsible for branch operations, information technology, deposit operations, compliance, and the facilities departments, from October, 2002, until April, 2007. Mr. Cataldi has 15 years of banking experience.

Carolyn H. Huscusson (age 58) is a Senior Vice President and our Chief Retail Officer. Ms. Huscusson is responsible for overseeing the operation of our branch office network, as well as the marketing department. Prior to joining the Bank in 1997, she was City Executive and Vice President at First Citizens Bank. Ms. Huscusson has 36 years of banking experience.

Marcia Ringle (age 55) is a Vice President and our Corporate Secretary. Ms. Ringle is a member of our Executive Committee and serves on the Bank's Information Technology and Management Council Committees. She has 27 years of experience in banking, primarily in retail and administration, and has been with the Bank since 1988.

Ryan M. Scaggs (age 36) is a First Vice President and our Chief Financial Officer. Mr. Scaggs is responsible for the accounting and treasury departments, as well as internal loan review and facilities. Prior to assuming the role of Chief Financial Officer in December of 2008, he served as the Bank's Controller since February of 2006. Prior to joining the Bank, he was employed in various finance and accounting roles at Wachovia Bank and Bank of America. Mr. Scaggs has 13 years of banking experience.

Source: Macon Financial's prospectus.

EXHIBIT IV-6

Macon Financial Corp.
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
Macon Financial Corp.
Pro Forma Regulatory Capital Ratios

	Actual, as of March 31, 2011		Pro Forma at March 31, 2011							
			Minimum		Midpoint		Maximum		Maximum as Adjusted	
	Amount	Percent of Assets [1]	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)									
Capital and retained earnings under GAAP Bank level	$70,405	7.55%	$106,251	10.97%	$112,748	11.56%	$119,245	12.15%	$126,716	12.81%
Tier 1 core [2]	$70,394	7.07%	$106,240	10.30%	$112,737	10.86%	$119,234	11.41%	$126,705	12.04%
Requirement	79,687	8.00%	82,555	8.00%	83,074	8.00%	83,594	8.00%	84,192	8.00%
Excess	($9,293)	-0.93%	$23,685	2.30%	$29,663	2.86%	$35,640	3.41%	$42,513	4.04%
Tier I risk-based [2]	$70,394	10.28%	$106,240	15.35%	$112,737	16.26%	$119,234	17.16%	$126,705	18.20%
Requirement	54,791	8.00%	55,365	8.00%	55,469	8.00%	55,573	8.00%	55,692	8.00%
Excess	$15,603	2.28%	$50,875	7.35%	$57,266	8.26%	$63,661	9.16%	$71,013	10.20%
Total risk-based [3] . .	$79,109	11.55%	$114,955	16.61%	$121,452	17.52%	$127,949	18.42%	$135,420	19.45%
Requirement.	82,187	12.00%	83,047	12.00%	83,203	12.00%	83,359	12.00%	83,538	12.00%
Excess	($3,078)	-0.45%	$31,908	4.61%	$38,249	5.52%	$44,590	6.42%	$51,882	7.45%

(1) Tier 1 core capital levels are shown as a percentage of adjusted total assets of $996.1 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $684.9 million.

(2) See note __ of the Notes to Consolidated Financial Statements for a reconciliation of total capital under GAAP and each of tangible capital, core capital, Tier 1 risked-based capital and total risk-based capital.

(3) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

Source: Macon Financial's prospectus.

EXHIBIT IV-7

Macon Financial Corp.
Pro Forma Analysis Sheet

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
Macon Financial Corp.
Prices as of May 13, 2011

Price Multiple		Symbol	Subject (1)	Peer Group Average	Peer Group Median	North Carolina Companies Average	North Carolina Companies Median	All Publicly-Traded Average	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	NM x	14.29x	12.53x	NM	NM	16.94x	15.53x
Price-core earnings ratio (x)		P/Core	NM x	17.28x	18.16x	NM	NM	19.06x	17.24x
Price-book ratio (%)	=	P/B	48.33%	70.01%	68.85%	74.36%	74.36%	79.39%	80.42%
Price-tangible book ratio (%)	=	P/TB	48.33%	76.14%	83.84%	76.07%	76.07%	87.23%	85.68%
Price-assets ratio (%)	=	P/A	5.10%	7.31%	6.33%	5.13%	5.13%	9.60%	9.30%

Valuation Parameters

Pre-Conversion Earnings (Y)	($22,918,000)	ESOP Stock Purchases (E)	0.00%
Pre-Conversion Earnings (CY)	($21,946,000)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (B)	$56,330,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Val. (TB)	$56,330,000	RRP Amount (M)	0.00%
Pre-Conversion Assets (A)	$932,845,000	RRP Vesting (N)	5.00 years
Reinvestment Rate (2)(R)	2.24%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X)	5.90%	Tax Benefit (Z)	0
Tax Rate (TAX)	39.50%	Percentage Sold (PCT)	100.00%
Shares Tax	$0	Option (O1)	0.00%
		Estimated Option Value (O2)	0.00%
		Option vesting (O3)	5.00
		Option pct taxable (O4)	25.00%

Calculation of Pro Forma Value After Conversion

1. $$V=\frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= NM

2. $$V=\frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= NM

3. $$V=\frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $50,000,000

4. $$V=\frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$$ V= $50,000,000

5. $$V=\frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $50,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	6,612,500	10.00	$ 66,125,000	0	6,612,500	$ 66,125,000
Maximum	5,750,000	10.00	57,500,000	0	5,750,000	57,500,000
Midpoint	5,000,000	10.00	50,000,000	0	5,000,000	50,000,000
Minimum	4,250,000	10.00	42,500,000	0	4,250,000	42,500,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.24 percent and a tax rate of 39.5 percent.
(3) Offering expenses shown at estimated midpoint value.

EXHIBIT IV-8

Macon Financial Corp.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Macon Financial Corp.
At the Minimum

1. Pro Forma Market Capitalization	$42,500,000
Less: Foundation Shares	-
2. Offering Proceeds	$42,500,000
Less: Estimated Offering Expenses	2,670,575
Net Conversion Proceeds	$39,829,425

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$39,829,425
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases	0
Net Proceeds Reinvested	$39,829,425
Estimated net incremental rate of return	1.36%
Reinvestment Income	$539,768
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	0
Less: Amortization of Options	0
Less: Recognition Plan Vesting	0
Net Earnings Impact	$539,768

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	($22,918,000)	$539,768	($22,378,232)
12 Months ended March 31, 2011 (core)	($21,946,000)	$539,768	($21,406,232)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$56,330,000	$39,829,425	$0	$96,159,425
March 31, 2011 (Tangible)	$56,330,000	$39,829,425	$0	$96,159,425

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$932,845,000	$39,829,425	$0	$972,674,425

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Macon Financial Corp.
At the Midpoint

1. Pro Forma Market Capitalization	$50,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$50,000,000
Less: Estimated Offering Expenses	2,951,825
Net Conversion Proceeds	$47,048,175

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$47,048,175
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases	0
Net Proceeds Reinvested	$47,048,175
Estimated net incremental rate of return	1.36%
Reinvestment Income	$637,597
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	0
Less: Amortization of Options	0
Less: Recognition Plan Vesting	0
Net Earnings Impact	$637,597

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	($22,918,000)	$637,597	($22,280,403)
12 Months ended March 31, 2011 (core)	($21,946,000)	$637,597	($21,308,403)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$56,330,000	$47,048,175	$0	$103,378,175
March 31, 2011 (Tangible)	$56,330,000	$47,048,175	$0	$103,378,175

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$932,845,000	$47,048,175	$0	$979,893,175

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Macon Financial Corp.
At the Maximum Value

1.	Pro Forma Market Capitalization	$57,500,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$57,500,000
	Less: Estimated Offering Expenses	3,233,035
	Net Conversion Proceeds	$54,266,965

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$54,266,965
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases	0
Net Proceeds Reinvested	$54,266,965
Estimated net incremental rate of return	1.36%
Reinvestment Income	$735,426
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	0
Less: Amortization of Options	0
Less: Recognition Plan Vesting	0
Net Earnings Impact	$735,426

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	($22,918,000)	$735,426	($22,182,574)
12 Months ended March 31, 2011 (core)	($21,946,000)	$735,426	($21,210,574)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$56,330,000	$54,266,965	$0	$110,596,965
March 31, 2011 (Tangible)	$56,330,000	$54,266,965	$0	$110,596,965

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$932,845,000	$54,266,965	$0	$987,111,965

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Macon Financial Corp.
At the Supermaximum Value

1. Pro Forma Market Capitalization	$66,125,000
Less: Foundation Shares	-
2. Offering Proceeds	$66,125,000
Less: Estimated Offering Expenses	3,556,513
Net Conversion Proceeds	$62,568,487

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$62,568,487
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases	0
Net Proceeds Reinvested	$62,568,487
Estimated net incremental rate of return	1.36%
Reinvestment Income	$847,928
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	0
Less: Amortization of Options	0
Less: Recognition Plan Vesting	0
Net Earnings Impact	$847,928

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	($22,918,000)	$847,928	($22,070,072)
12 Months ended March 31, 2011 (core)	($21,946,000)	$847,928	($21,098,072)

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$56,330,000	$62,568,487	$0	$118,898,487
March 31, 2011 (Tangible)	$56,330,000	$62,568,487	$0	$118,898,487

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$932,845,000	$62,568,487	$0	$995,413,487

EXHIBIT IV-9

Peer Group Core Earnings Analysis

Exhibit IV-9
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended March 31, 2011

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
CITZ	CFS Bancorp, Inc. of Munster IN (1)	$3,460	($849)	$289	$0	$2,900	10,869	$0.27
CFFC	Community Financial Corp. of VA (1)	$655	$0	$0	$0	$655	4,362	$0.15
FCLF	First Clover Leaf Fin. Corp. of IL (1)	$3,806	($1,218)	$414	$0	$3,002	7,888	$0.38
FDEF	First Defiance Financial Corp. of OH	$7,241	($6,871)	$2,336	$0	$2,706	9,724	$0.28
FSFG	First Savings Financial Group of IN	$3,091	$1,187	($404)	$0	$3,874	2,369	$1.64
HFFC	HF Financial Corp. of SD	$3,830	($3,194)	$1,086	$0	$1,722	6,979	$0.25
HBCP	Home Bancorp Inc. of Lafayette LA	$4,638	$1,001	($340)	$0	$5,299	8,087	$0.66
HFBC	HopFed Bancorp, Inc. of KY (1)	$5,485	($4,094)	$1,392	$0	$2,783	7,336	$0.38
MFSF	MutualFirst Financial Inc. of IN (1)	$4,748	($871)	$296	$0	$4,173	6,985	$0.60
PULB	Pulaski Fin. Corp. of St. Louis MO	$8,485	($6,232)	$2,119	$0	$4,372	10,472	$0.42
TSH	Teche Holding Corp. of N. Iberia LA (1)	$7,192	$184	($63)	$0	$7,313	2,084	$3.51

(1) Financial information is for the quarter ending December 31, 2010.

Source: SNL Financial, LC. and RP[®] Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10

Comparative Analysis: Peer Group Pricing, Closing Values and Aftermarket Trading

Exhibit IV-10
Macon Financial Corp.
Comparative Analysis: Peer Group Pricing, Closing Values and Aftermarket Trading
All Standard Conversions Completed Twelve Months Ended May 13, 2011

Ticker	Closing Date	Institution	Offering Size ($mil)	Peer group P/TB (1) (3) Average (%)	Peer group P/TB (1) (3) Median (%)	Pro forma P/TB at Closing (%)	Implied P/TB Discount from Peer Group at Closing (2) (%)	One week after closing Price Change (%)	One week after closing Implied P/TB (%)	At May 13, 2011 Price Change (%)	At May 13, 2011 Implied P/TB (%)
FRNK	4/28/2011	Franklin Financial Corp.	$ 138.9	69.80%	71.60%	57.30%	-19.97%	17.70%	67.44%	18.00%	67.61%
SSNF	4/6/2011	Sunshine Financial, Inc.	$ 12.3	59.20%	56.60%	49.30%	-12.90%	10.00%	54.23%	14.00%	56.20%
FRTR	4/1/2011	Fraternity Comm Bancorp, Inc.	$ 15.9	58.00%	56.60%	54.44%	-3.82%	11.70%	60.81%	4.00%	56.62%
ANCB	1/26/2011	Anchor Bancorp	$ 25.5	43.98%	41.62%	38.58%	-7.30%	0.40%	38.73%	-4.40%	36.88%
WBKC	1/20/2011	Wolverine Bancorp, Inc.	$ 25.1	64.04%	65.25%	40.12%	-38.51%	22.40%	49.11%	49.00%	59.78%
SPBC	11/1/2010	SP Bancorp, Inc.	$ 17.3	72.27%	71.12%	55.88%	-21.43%	-6.60%	52.19%	18.60%	62.49%
STND	10/7/2010	Standard Financial Corp.	$ 33.6	87.62%	88.09%	55.16%	-37.38%	18.90%	65.59%	54.00%	82.06%
MDSN	10/7/2010	Madison Bancorp, Inc.	$ 6.1	57.80%	62.10%	43.41%	-30.10%	25.00%	54.26%	5.00%	48.36%
CTUY	10/1/2010	Century Next Fin. Corp.	$ 10.6	73.97%	71.12%	60.95%	-14.30%	15.00%	70.09%	60.00%	83.79%
PEOP	7/7/2010	Peoples Fed Bncshres, Inc.	$ 66.1	89.61%	89.87%	64.73%	-27.97%	6.90%	69.20%	42.40%	87.23%
UASB	6/29/2010	United-American SB	$ 2.5	75.60%	64.80%	54.13%	-16.47%	-5.00%	51.42%	30.50%	73.07%
FMTB	6/3/2010	Fairmount Bancorp, Inc.	$ 4.4	66.20%	64.40%	43.94%	-31.77%	20.00%	52.73%	65.00%	65.13%
		Average	$ 19.9	68.03%	66.51%	50.97%	**-22.00%**	10.79%	56.21%	30.74%	64.69%
		Median	$ 15.9	66.20%	64.80%	54.13%	**-21.43%**	11.70%	54.23%	30.50%	62.49%
		Macon Bancorp									
		At Supermax Valuation	$ 66.1	76.14%	83.84%	55.62%	-33.66%	NA	NA	NA	NA
		At Midpoint Valuation	**$ 50.0**	**76.14%**	**83.84%**	**48.33%**	**-42.35%**	NA	NA	NA	NA

(1) Except as noted, ratios have been extracted from prospectus documents on file with SEC.
(2) Discount calculated relative to the median.
(3) Peer group figures from original appraisal report.

Source: Prospectus disclosure for peer group pricing information. Press release information and RP Financial calculations for pro forma P/TB at closing. Public company stock price information from SNL Securities and RP Financial calculations for implied P/TB ratios in the aftermarket.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Name	Phone	Email
Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Marcus Faust, Senior Vice President (23)	(703) 647-6553	mfaust@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com

BROOKS, PIERCE, MCLENDON, HUMPHREY & LEONARD, L.L.P.

ATTORNEYS AND COUNSELLORS AT LAW
FOUNDED 1897
2000 RENAISSANCE PLAZA
230 NORTH ELM STREET (27401)
POST OFFICE BOX 26000 (27420)
GREENSBORO, NORTH CAROLINA

IAIN MACSWEEN

DIRECT PHONE: (336) 271-3192
DIRECT FAX: (336) 232-9192
imacsween@brookspierce.com

OFFICES IN
GREENSBORO AND RALEIGH
NORTH CAROLINA

www.brookspierce.com

June 10, 2011


SEC MAIL PROCESSING
RECEIVED
JUN 13 2011
WASH. D.C.
211
SECTION

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re. Macon Financial Corp.
Form SE

Dear Sir or Madam:

Please find enclosed four copies of Form SE, Exhibit Index and Exhibits.

Sincerely,



Iain MacSween

/fhs
Enclosure

727763v1